Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2019 RESULTS; RECORD QUARTERLY GOLD PRODUCTION; AMARUQ DECLARES COMMERCIAL PRODUCTION; FREE CASH FLOW GENERATION DRIVES 40% INCREASE IN DIVIDEND; EXPLORATION DRILLING CONTINUES TO ADVANCE MINESITE AND PIPELINE PROJECTS

Toronto (October 23, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $76.7 million, or $0.32 per share, for the third quarter of 2019.  This result includes non-cash foreign currency translation losses on deferred tax liabilities and non-recurring tax adjustments of $8.3 million ($0.04 per share), derivative losses on financial instruments, mark-to-market and other adjustments of $3.8 million ($0.02 per share) and non-cash foreign currency translation gains of $1.3 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $87.5 million or $0.37 per share for the third quarter of 2019.  In the third quarter of 2018, the Company reported net income of $17.1 million or $0.07 per share.

Included in the third quarter of 2019 net income, and not adjusted above, is non-cash stock option expense of $3.4 million ($0.01 per share).

In the first nine months of 2019, the Company reported net income of $141.5 million, or $0.60 per share.  This compares with the first nine months of 2018, when net income was $67.0 million, or $0.29 per share.

In the third quarter of 2019, cash provided by operating activities was a record $349.2 million ($275.3 million before changes in non-cash components of working capital), as compared to the third quarter of 2018 when cash provided by operating activities was $137.6 million ($155.0 million before changes in non-cash components of working capital).

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

In the first nine months of 2019, cash provided by operating activities was $624.2 million ($603.5 million before changes in non-cash components of working capital), as compared to the first nine months of 2018 when cash provided by operating activities was $465.4 million ($495.1 million before changes in non-cash components of working capital).

The increase in net income and in cash provided by operating activities during the third quarter of 2019 compared to the prior year period was mainly due to higher gold sales volumes and higher realized gold prices, partially offset by the contribution of production costs from Meliadine, which achieved commercial production in May 2019.  Higher gold sales were primarily driven by the contribution of a full quarter of commercial production from the Meliadine mine, partially offset by expected lower throughput levels at Meadowbank as the mine transitioned to the Amaruq satellite deposit.

The increase in net income and in cash provided by operating activities in the first nine months of 2019 compared to the prior year period was mainly due to higher realized gold prices, partially offset by slightly lower gold sales volume (excluding pre-commercial production ounces at Meliadine and Amaruq) and the contribution of production costs from Meliadine.  Lower gold sales were largely due to decreased production as a result of mill maintenance shutdowns at LaRonde and Kittila in the second quarter of 2019 and expected lower throughput levels at Meadowbank as described above.

“With record performance at several of our operations and the ongoing ramp up of our two new mines in Nunavut, we achieved record quarterly gold production in the third quarter of 2019.  As expected, this strong result, combined with the completion of the extensive construction spending program in Nunavut, resulted in the generation of substantial free cash flow in the quarter,” said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “With the expectation of growing production and strong free cash flow generation, we are in a good position to continue to invest in our project pipeline, improve our financial flexibility and grow our dividend.  We are pleased to announce a 40 percent increase in our quarterly dividend,” added Mr. Boyd.

Third quarter of 2019 highlights include:

•                   Record quarterly gold production — Payable gold production2 in the third quarter of 2019 was 476,937 ounces (including pre-commercial production ounces of 33,134 ounces at Amaruq) at production costs per ounce of $713, total cash costs per ounce3 of $653 and all-in sustaining costs per ounce4 of $903.  Production costs, total cash

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs (“AISC”) per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

costs per ounce and AISC per ounce exclude the pre-commercial production ounces at Amaruq

•                   A return to free cash flow generation in the third quarter of 2019 — In 2017, the Company embarked on the largest capital spending program in its history in order to build two new mines in Nunavut.  That construction program came to an end in the third quarter of 2019 with the declaration of commercial production at Amaruq.  This contributed to a substantial increase in free cash flow generation5

•                   Amaruq declared commercial production on September 30, 2019 — Total pre-commercial ounces of gold produced were 35,281 (including 2,147 ounces in the second quarter of 2019).  Total capital costs for the development of Amaruq were approximately $397 million, which is above the most recent forecast of $350 to $370 million primarily due to the timing of commercial production.  Operations are continuing to ramp up and production at the Meadowbank Complex for 2019 (including pre-commercial production) is expected to be approximately 200,000 ounces of gold

•                   Production guidance increased for 2019 — Total production for 2019 is now expected to be 1.77 to 1.78 million ounces of gold (including pre-commercial production from Meliadine and Amaruq), which is a slight increase from the previous guidance of 1.75 million ounces of gold.  The Company anticipates that total cash costs per ounce and AISC per ounce for 2019 will continue to be in the range of $620 to $670 and $875 and $925, respectively

•                   Dividend increased by 40% — A quarterly dividend of $0.175 per share has been declared. The previous quarterly dividend was $0.125 per share

•                   Exploration drilling continues to advance minesite and pipeline projects

•                   Discovery of the East Gouldie Zone at Canadian Malartic reported — Deep exploration drilling has discovered the East Gouldie Zone, which is south of the East Malartic and Odyssey zones.  The new zone has a strike length of 1,300 metres in an east-west direction, dips 60 degrees north and extends from 700 metres to 1,900 metres depth below surface.  Highlight intercepts include 7.6 g/t gold over 26.6 metres at 1,091 metres depth and 4.9 g/t gold over 56.0 metres at 1,523 metres depth

•                   Drilling at Meliadine extends Tiriganiaq deposit at depth — Mineralization intersected at depth is interpreted to be extensions of

5 Free cash flow is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

shallower lodes.  A recent hole intersected 15.8 grams per tonne (“g/t”) gold over 3.1 metres at 750 metres depth and 21.5 g/t gold over 2.9 metres at 760 metres depth

•                   Drilling at Kirkland Lake on the Upper Beaver deposit shows potential of shallow mineralization — Exploration drilling is revealing multiple, shallow stacked zones of high-grade gold-copper mineralization.  A recent hole intersected 7.3 g/t gold over 3.5 metres at 106 metres depth, 9.2 g/t gold over 4.3 metres at 139 metres depth and 6.4 g/t gold over 5.6 metres at 150 metres depth.  Mineralization at shallow depths may provide added flexibility for future project development

•                   Drilling at Santa Gertrudis grows the Amelia high-grade deposit — The Amelia deposit in the Trinidad zone has been extended to 800 metres strike length, with highlight intercepts of 6.4 g/t gold over 7.0 metres at 364 metres depth and 9.6 g/t gold over 6.0 metres at 101 metres depth

Third Quarter Financial and Production Highlights

In the third quarter of 2019, strong operational performance continued at the Company’s mines, which led to record payable gold production of 476,937 ounces which includes the pre-commercial production ounces at Amaruq.  Excluding the pre-commercial production ounces at Amaruq, payable gold production was 443,803 ounces compared to 421,718 ounces produced in the third quarter of 2018.

In the first nine months of 2019, payable gold production was 1,287,469 ounces including the pre-commercial production ounces at Meliadine and Amaruq (excluding the pre-commercial ounces, payable gold production was 1,204,907 ounces), compared to 1,215,957 ounces in the prior-year period.

The higher level of gold production in the third quarter of 2019, when compared to the prior-year period, was primarily due to the contribution of a full quarter of commercial production from the Meliadine mine, partially offset by expected lower throughput levels at Meadowbank as the mine transitioned to the Amaruq satellite deposit.

The lower level of gold production in the first nine months of 2019 (excluding pre-commercial production ounces), when compared to the prior-year period, was primarily due to expected reduced throughput levels and grades at Meadowbank as the mine transitioned to the Amaruq satellite deposit and mill maintenance shutdowns at LaRonde and Kittila in the second quarter of 2019.  A detailed description of the production at each mine is set out below.

Production costs per ounce in the third quarter of 2019 were $713, compared to $657 in the prior-year period.  Total cash costs per ounce in the third quarter of 2019 were $653, compared to $637 in the prior-year period.

Production costs per ounce in the first nine months of 2019 were $724, compared to $720 in the prior-year period.  Total cash costs per ounce in the first nine months of 2019 were $643, compared to $647 in the prior-year period.

The higher production costs per ounce and total cash costs per ounce in the third quarter of 2019, when compared to the prior-year period, were primarily due to the contribution of production costs from Meliadine, partially offset by higher gold production (excluding pre-commercial production ounces) and, in the case of total cash costs per ounce, were also partially offset by higher by-product revenue.

The higher production costs per ounce in the first nine months of 2019, when compared to the prior-year period, were primarily due to the contribution of production costs from Meliadine and lower gold production (excluding pre-commercial production ounces).  The lower total cash costs per ounce in the first nine months of 2019, when compared to the prior-year period, were primarily due to higher by-product revenue, partially offset by higher costs mentioned above.

AISC per ounce in the third quarter of 2019 were $903, compared to $848 in the prior-year period.  AISC per ounce in the first nine months of 2019 were $898, compared to $885 in the prior-year period.

The higher AISC per ounce in the third quarter of 2019, when compared to the prior-year period, is primarily due to higher sustaining capital costs and higher total cash costs per ounce.

The higher AISC per ounce in the first nine months of 2019, when compared to the prior-year period, is primarily due to higher sustaining capital costs and lower gold production (excluding pre-commercial production ounces), partially offset by lower total cash costs.  A detailed description of the cost performance of each mine is set out below.

Cash Position Growing, Resulting in Improved Financial Flexibility

Cash and cash equivalents and short-term investments increased to $265.2 million at September 30, 2019, from the June 30, 2019 balance of $125.6 million as the Company returned to free cash flow generation in the third quarter of 2019.  As a result, the Company’s net debt has decreased.

The outstanding balance on the Company’s credit facility remained nil at September 30, 2019.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

The Company’s $500 million short form base shelf prospectus will expire on January 22, 2020.  In order to maintain financial flexibility, the Company intends to file a new base shelf prospectus prior to the end of 2019, on substantially the same terms, qualifying up to $1.0 billion of debt securities, common shares and warrants.  The Company has no present intention to offer securities pursuant to the new base shelf prospectus.  While it has been the Company’s practice to maintain a $500 million base shelf prospectus since 2002, as a result of the growth of the Company, the value of the base shelf prospectus is expected to be increased to $1.0 billion.  The notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Approximately 37% of the Company’s remaining 2019 Canadian dollar exposure is hedged at an average floor price of approximately 1.30 C$/US$.  Approximately 43% of the Company’s remaining 2019 Mexican peso exposure is hedged at an average floor price of approximately 19.00 MXP/US$.  Approximately 13% of the Company’s remaining 2019 Euro exposure is hedged at an average floor price of approximately 1.17 US$/EUR.  The Company’s full year 2019 cost guidance is based on assumed exchange rates of 1.28 C$/US$, 18.00 MXP/US$ and 1.18 US$/EUR.  The Company anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 55% of the Company’s diesel exposure relating to its Nunavut operations for the July 2019 to July 2020 consumption period is hedged ahead of the 2019 cost guidance assumption of C$0.85 per litre (excluding transportation costs).  The Company anticipates adding to its diesel hedge position, subject to market conditions.

Capital Expenditures

Total capital costs (including sustaining capital) for 2019 are now estimated at approximately $790 million (previous guidance was $750 million).  The increased capital costs primarily relate to the timing of commercial production at Amaruq, including accelerated stripping costs and higher owner’s costs due to the impact of adverse weather on dewatering and mining activities during the second and third quarters of 2019 (approximately $18 million).  There was also an additional $9 million of expenditures related to water management at Amaruq.

In addition, given the ability of the Meliadine mill to operate in excess of the nameplate capacity of 3,750 tonnes per day (“tpd”), the Company is looking to accelerate the Phase 2 expansion at Meliadine by approximately two years.  As a result, the increased capital costs discussed above also include capital expenditures related to preparatory work for the Phase 2 expansion of approximately $9 million.  The Company anticipates the potential for additional capital expenditures in 2020 relating to the Phase 2 expansion (subject to the approval of the Company’s Board of Directors).

Total project development capital expenditures related to the construction of the Company’s new Nunavut mines, Amaruq and Meliadine, were in line with the combined capital expenditure forecast of $1.23 billion.  The total project development capital expenditures for Meliadine were approximately $830 million and for Amaruq were approximately $397 million.

The following table sets out capital expenditures (including sustaining capital) in the third quarter and the first nine months of 2019.

Capital Expenditures

	Three Months Ended	Nine Months Ended
(In thousands of US dollars)	September 30, 2019	September 30, 2019
Sustaining Capital
LaRonde mine	$17,404	$53,371
LaRonde Zone 5 mine	1,645	4,067
Canadian Malartic mine	14,517	31,920
Goldex mine	5,315	14,916
Meadowbank mine	—	—
Meliadine mine	13,031	18,383
Kittila mine	17,099	60,692
Pinos Altos mine	6,621	18,587
Creston Mascota mine	—	—
La India mine	3,728	7,372
Total Sustaining Capital	$79,360	$209,308

Development Capital
LaRonde mine	$2,687	$9,530
LaRonde Zone 5 mine	—	2,770
Canadian Malartic mine	10,203	27,617
Goldex mine	5,234	17,167
Amaruq satellite deposit	52,878	157,346
Amaruq underground project	13,040	30,064
Meliadine mine	11,851	85,539
Kittila mine	26,731	64,574
Pinos Altos mine	3,212	11,216
Creston Mascota mine	—	—
La India mine	725	3,585
Other	1,129	2,043
Total Development Capital	$127,690	$411,451
Total Capital Expenditures	$207,050	$620,759

2019 and 2020 Production Guidance

Total production for 2019 is now expected to be 1.77 to 1.78 million ounces of gold (including pre-commercial production from Meliadine and Amaruq), which is a slight increase from the previous guidance of 1.75 million ounces of gold.  The Company anticipates that total cash costs per ounce and AISC per ounce for 2019 will continue to be in the range of $620 to $670 and $875 and $925, respectively.

Production in 2020 is now expected to be 1.90 to 2.0 million ounces of gold (previous guidance was 1.96 to 2.04 million ounces of gold).  The adjustment to guidance relates primarily to a slower than expected ramp up of production at Amaruq relating to adverse weather conditions in the second and third quarters of 2019, which has impacted development.  Full production and cost guidance will be updated with the results for the year-end and fourth quarter of 2019 in February 2020.

2019 Depreciation Guidance

The Company anticipates its depreciation and amortization expense for the full year 2019 to now be between $550 to $580 million (previous guidance was between $580 and $630 million).

Dividend Record and Payment Dates for the Fourth Quarter of 2019

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.175 per common share, payable on December 16, 2019, to shareholders of record as of November 29, 2019.  Agnico Eagle has declared a cash dividend every year since 1983.

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Third Quarter 2019 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Thursday, October 24, 2019 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 9075217.  The conference call replay will expire on November 25, 2019.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Grades From the Western Area of the Mine Drive Strong Quarterly Performance; Automation Advancing with Successful Testing of Remote Mucking

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	543	555
Tonnes of ore milled per day	5,902	6,033
Gold grade (g/t)	5.50	5.18
Gold production (ounces)	91,664	88,353
Production costs per tonne (C$)	$133	$110
Minesite costs per tonne (C$)	$120	$120
Production costs per ounce of gold produced ($ per ounce)	$594	$527
Total cash costs per ounce of gold produced ($ per ounce)	$454	$514

Production costs per tonne in the third quarter of 2019 increased when compared to the prior-year period due to the timing of unsold concentrate inventory and lower throughput.  Production costs per ounce in the third quarter of 2019 increased when compared to the prior-year period due to the timing of unsold concentrate inventory, partially offset by higher gold production.

Minesite costs per tonne6 in the third quarter of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to higher gold production and by-product revenues.

Gold production in the third quarter of 2019 increased when compared to the prior-year period primarily due to higher grades, partially offset by slightly lower throughput.

6 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

1

LaRonde Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,552	1,593
Tonnes of ore milled per day	5,685	5,835
Gold grade (g/t)	5.17	5.37
Gold production (ounces)	245,684	262,664
Production costs per tonne (C$)	$141	$140
Minesite costs per tonne (C$)	$125	$120
Production costs per ounce of gold produced ($ per ounce)	$672	$664
Total cash costs per ounce of gold produced ($ per ounce)	$481	$446

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne in the first nine months of 2019 increased when compared to the prior-year period due to lower throughput.  Total cash costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to lower gold production, partially offset by slightly higher by-product metal revenues.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period primarily due to lower tonnage as a result of a nine-day mill maintenance shutdown during May 2019 and lower grades resulting from the mining sequence.

Drilling continued at LaRonde 3 (the portion of the mine located below a depth of 3.1 kilometres) during the third quarter of 2019 and continued to focus on conversion drilling between 3.4 and 3.5 kilometres depth.  In addition, infill definition drilling was carried out in the area of the mine where 2018 drilling successfully converted mineral resources to mineral reserves.  Development plans are underway to deepen the ramp while engineering and construction work for ventilation and cooling of the deeper portion of the mine are ongoing.

As the Company mines deeper at LaRonde, the risks of more frequent and larger seismic events increases.  As a result, the Company is studying various design approaches to LaRonde 3.  In addition, the Company continues to adjust the mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine.

Following the successful deployment of the LTE network at LaRonde Zone 5, an LTE network was deployed at the LaRonde mine below level 269 in 2018.  Extension of the network in the main sector from level 269 to surface and at LaRonde 3 will take place throughout 2019.  The LTE network facilitates the integration of automation technologies currently being tested at LaRonde Zone 5, which are expected to allow the Company to maintain similar productivity levels at LaRonde 3 as it historically achieved in the shallower portions of the mine.  During the third quarter of 2019, automation testing continued and during the month of September, LaRonde was able to successfully muck 10 percent of stopes from surface through an automated mucking system.

Engineering work on Zone 11-3, which is at depth in the past-producing Bousquet 2 mine, is ongoing.  This zone, containing approximately 140,000 ounces of gold in mineral reserves (1.2 million tonnes grading 3.77 g/t gold), is expected to provide production flexibility to the LaRonde Complex over the next few years.

LaRonde Zone 5 — Increased Mill Throughput Drives Strong Operational Performance; Reviewing Opportunity to Enhance Throughput at the LaRonde Complex

The Company acquired the LaRonde Zone 5 project in 2003.  The property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit.  In February 2017, the LaRonde Zone 5 project was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved in June 2018.

Production costs per tonne in the third quarter of 2019 were C$63.  Production costs per ounce in the third quarter of 2019 were $678.  Minesite costs per tonne in the third quarter of 2019 were C$60.  Total cash costs per ounce in the third quarter of 2019 were $653.  Gold production in the third quarter of 2019 was 15,438 ounces of gold with a total of approximately 221,000 tonnes of ore milled at 2.27 g/t gold.

Production costs per tonne in the first nine months of 2019 were C$59.  Production costs per ounce in the first nine months of 2019 were $637.  Minesite costs per tonne in the first nine months of 2019 were C$65.  Total cash costs per ounce in the first nine months of 2019 were $705.  Gold production in the first nine months of 2019 was 44,596 ounces of gold with a total of approximately 643,000 tonnes of ore milled at 2.29 g/t gold.

In the third quarter and the first nine months of 2018, LaRonde Zone 5 processed ore for 30 days and 61 days respectively, as the mine achieved commercial production in June 2018 and remaining Lapa ore was still being processed.  As a result, the operating results in the third quarter and the first nine months of 2019 are not comparable to the prior year periods.

In its first year of operation, the mine achieved its designed production rate of 1,975 tpd with lower than expected dilution and slightly higher than expected mill recoveries.  The Company is currently evaluating opportunities to further enhance productivity.  Under the current LaRonde Zone 5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating scenarios to integrate additional mineral reserves in the down-plunge extension of the LaRonde Zone 5 deposit into the mine plan, along with the potential to process additional tonnage through the LaRonde Complex.

The Company is also evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins the LaRonde Zone 5 property to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces of gold (665,000 tonnes grading 3.19 g/t gold) as of December 31, 2018.

During the third quarter of 2019, the Company continued to test semi-automated mining at LaRonde Zone 5 on weekend night shifts when underground activity is at reduced levels.  Testing continues to yield favourable results as greater than 10 percent of stopes were mined using automated methods controlled from surface during the third quarter of 2019.  Integration and pilot testing of automated mining equipment (two trucks and one scoop tram) began in the fourth quarter of 2018 at LaRonde Zone 5.  Given the success of the pilot testing, phase 2 testing with an additional truck and scoop tram began in the third quarter of 2019.  In addition, automated mucking of development ore and waste between shifts controlled from surface has been initiated.

Canadian Malartic Mine — New Quarterly Record Set for Total Tonnes Milled; Road Deviation Now Completed for the Barnat Extension; Significant New Discovery Reported at East Gouldie

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	5,290	5,114
Tonnes of ore milled per day (100%)	57,500	55,587
Gold grade (g/t)	1.07	1.22
Gold production (ounces)	81,573	88,602
Production costs per tonne (C$)	$27	$26
Minesite costs per tonne (C$)	$26	$26
Production costs per ounce of gold produced ($ per ounce)	$644	$573
Total cash costs per ounce of gold produced ($ per ounce)	$615	$572

Production costs per tonne in the third quarter of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the third quarter of 2019 increased when compared to the prior-year period primarily due to lower gold production.

Minesite costs per tonne in the third quarter of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the third quarter of 2019 increased when compared to the prior-year period primarily due to lower gold production.

Gold production in the third quarter of 2019 decreased when compared to the prior-year period due to lower grades, partially offset by higher throughput and slightly higher recoveries.

Canadian Malartic Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	15,608	15,400
Tonnes of ore milled per day (100%)	57,172	56,410
Gold grade (g/t)	1.12	1.21
Gold production (ounces)	249,554	263,868
Production costs per tonne (C$)	$26	$25
Minesite costs per tonne (C$)	$26	$25
Production costs per ounce of gold produced ($ per ounce)	$615	$563
Total cash costs per ounce of gold produced ($ per ounce)	$597	$558

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to lower deferred capitalized stripping costs and lower gold production.

Minesite costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to lower deferred capitalized stripping costs and lower gold production.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period due to lower grades, partially offset by higher throughput and slightly higher recoveries.

Work on the Barnat extension project is proceeding on budget and on schedule.  The Highway 117 road deviation was completed in the third quarter of 2019 and the new road opened for traffic in early October.  As a result of the completion of the highway deviation, overburden stripping has been accelerated and drilling and blasting activities to access the first production bench is ongoing.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential collaboration agreement, which will include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

Discovery of East Gouldie Zone at the Canadian Malartic Mine

The Canadian Malartic property lies in the southern margin of the Archean-age Abitibi volcanic belt.  The Canadian Malartic property, together with the recently acquired adjacent Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.  The properties are underlain to the north by the Cadillac Group, in the centre by the Piché Group and in the south by the Pontiac Group.  The mineralized zones are mostly located in the northern part of the Pontiac Group and in the Piché Group in proximity to the Cadillac-Larder Lake deformation zone.

At the Odyssey project, the Partnership is evaluating the underground potential of several gold deposits close to the Canadian Malartic/Barnat open pit.  These include the East Malartic, Sladen, South Sladen, Sheehan, Odyssey North and Odyssey South zones, located under and immediately east of the pit, extending approximately 2.5 kilometres to the east.

The Company expects to spend $5.6 million (50% basis) for 77,000 metres of exploration and conversion drilling (100% basis) at the Canadian Malartic property in 2019, focused on increasing the known mineralization.

Deep drilling east of the open pit in late 2018 resulted in the discovery of a gold-mineralized zone, located south of the East Malartic and Odyssey zones.  Follow-up drilling in 2019 has outlined a substantial mineralized body named the East Gouldie Zone that has a strike length of 1,300 metres in an east-west direction, dips 60 degrees north, and extends from 700 metres to 1,900 metres depth below surface.  The new zone is a silicified and carbonatized mineralized envelope with fine disseminated pyrite developed in sheared greywacke units.

Ongoing exploration drilling from late 2018 through 2019 has also extended the South Sladen Zone at depth and extended the Odyssey Zone to the east.

These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.  Exploration drilling is ongoing by the Partnership to define, extend and upgrade the mineral resources in these existing zones and calculate an initial mineral resource for the East Gouldie Zone.

As of December 31, 2018, on a 50% basis, East Malartic had indicated mineral resources of 361,000 ounces of gold (5.3 million tonnes grading 2.13 g/t gold) and inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t gold).  As of December 31, 2018, on a 50% basis, Odyssey had indicated mineral resources of 68,000 ounces of gold (1.0 million tonnes grading 2.11 g/t gold) and inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 g/t gold).

Selected recent drill intercepts from the East Gouldie Zone are set out in the table below.  The drill-hole collars are located on the Canadian Malartic and Odyssey - Local Geology

Map, and the pierce points are shown on the Canadian Malartic and Odyssey - Composite Longitudinal Section.  The intercepts reported for East Gouldie show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the East Gouldie Zone at Canadian Malartic

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX18-108AC	East Gouldie	1,267.0	1,416.0	1,274	18.1		5.5	5.4
MEX18-108AWE	undefined	2,125.0	2,176.0	1,946	51.0	**	3.7	2.6
MEX18-121	East Gouldie	1,299.0	1,328.8	1,079	28.0		3.1	3.0
MEX18-127W	East Gouldie	1,244.0	1,274.0	1,091	26.6		8.1	7.6
MEX18-131	East Gouldie	908.0	919.0	771	10.4		2.4	2.4
MEX19-136W	East Gouldie	1,662.4	1,718.7	1,333	49.2		2.9	2.9
MEX19-139	East Gouldie	1,763.9	1,771.0	1,148	6.4		8.4	8.4
and	East Gouldie	1,789.0	1,817.0	1,175	25.2		5.1	5.1
MEX19-142	East Gouldie	1,557.4	1,562.0	1,105	4.4		3.6	3.6
MEX19-145	East Gouldie	1,897.0	1,932.6	1,745	28.2		1.4	1.4
MEX19-146WB	undefined	1,594.0	1,612.9	1,508	16.2		5.6	5.6
and	East Gouldie	1,925.0	1,930.1	1,777	4.4		2.5	2.5
MEX19-147A	East Gouldie	1,581.0	1,603.0	1,285	21.3		2.5	2.5
MEX19-148	East Gouldie	1,923.1	1,927.9	1,806	4.1		2.4	2.4
and	East Gouldie	1,948.0	1,959.0	1,828	9.5		3.0	3.0
and	East Gouldie	2,061.4	2,084.0	1,924	19.8		2.4	2.4
MEX19-149A	East Gouldie	1,877.0	1,893.8	1,759	13.8		1.3	1.3
and	East Gouldie	2,022.3	2,032.4	1,877	8.6		2.2	2.2
MEX19-150A	East Gouldie	1,449.8	1,454.6	915	4.8		2.6	2.6
MEX19-151	East Gouldie	1,709.0	1,770.0	1,523	56.0		5.0	4.9
MEX19-152	East Gouldie	1,638.4	1,665.0	1,244	25.3		4.7	4.5
ODY15-5013EXT	East Gouldie	1,661.0	1,673.0	1,033	11.7		2.6	2.6
ODY15-5021EXTA	East Gouldie	1,773.0	1,803.2	1,516	28.7		1.9	1.9

* Results from the East Gouldie Zone use a capping factor of 15 g/t gold.

** Core length; true width unknown.

[Canadian Malartic and Odyssey — Local Geology Map]

[Canadian Malartic and Odyssey — Composite Longitudinal Section]

The East Gouldie discovery hole, hole MEX18-108AC, was drilled northward from a collar approximately 750 metres south of the Sladen fault with the intention of intersecting the near-vertical Sladen and East Malartic zones at depth.  Before reaching these targets, the hole intersected at a low angle the north-dipping East Gouldie Zone, returning 5.4 g/t gold over 18.1 metres at 1,274 metres depth.  Ultimately the hole reached an undefined zone in proximity to the projection of the East Malartic zone, returning 2.6 g/t gold over 51.0 metres (not true width) at 1,946 metres depth.

Subsequent holes were drilled southward from collars farther north to intersect the East Gouldie structure at a more perpendicular angle, such as hole MEX18-121, which intersected 3.0 g/t gold over 28.0 metres at 1,079 metres depth.

Stepping out approximately 140 metres to the east from hole MEX18-121, hole MEX18-127W intersected mineralization in the East Gouldie Zone at 1,091 metres depth, returning 7.6 g/t gold over 26.6 metres.

Then, while targeting deeper mineralization along trend from the East Gouldie Zone, hole MEX19-146WB intersected 5.6 g/t gold over 16.2 metres at 1,508 metres depth in an undefined zone located 300 metres north of the East Gouldie Zone horizon.  This intersection suggests the potential for another zone towards the east in the larger East Gouldie structure.

Hole MEX19-148, which intersected 2.4 g/t gold over 19.8 metres at 1,924 metres depth, is the deepest drill intersection to date of the East Gouldie Zone.  The thickest intercept so far is seen in the lower central part of the East Gouldie Zone in hole MEX19-151, which intersected 4.9 g/t gold over 56.0 metres at 1,523 metres depth.

The recent drill results are expected to have a positive impact on the total mineral reserves and mineral resources at the Canadian Malartic property at year-end.  Studies are underway to evaluate potential mining scenarios for the various zones located under and east of the current open-pit operations.

In March 2019, the Partnership acquired a 100% interest in the Rand Malartic property, which extends 1.7 kilometres immediately eastward from the Odyssey project and provides an additional 262 hectares of prospective ground with the same favourable geological setting as the Odyssey zone.

The host porphyry intrusion seen at depth at Odyssey is exposed at surface on the Rand Malartic property, providing both shallow and deeper drill targets.  The Partnership has a $1.9 million (100% basis) exploration budget at Rand Malartic in 2019, with 14,800 metres of drilling already completed at the end of August 2019.

Goldex — Record Quarterly Gold Production Since Re-start of Operations in 2013

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	712	616
Tonnes of ore milled per day	7,739	6,696
Gold grade (g/t)	1.77	1.69
Gold production (ounces)	37,142	31,255
Production costs per tonne (C$)	$38	$41
Minesite costs per tonne (C$)	$38	$41
Production costs per ounce of gold produced ($ per ounce)	$546	$617
Total cash costs per ounce of gold produced ($ per ounce)	$549	$611

Production costs per tonne in the third quarter of 2019 decreased when compared to the prior-year period due to increased throughput levels resulting from higher utilization of the Rail-Veyor system.  Production costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the third quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the third quarter of 2019 increased when compared to the prior-year period due to higher grades and higher throughput levels as a result of higher utilization of the Rail-Veyor system, which achieved its best quarterly performance of approximately 5,800 tpd.

Goldex Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	2,101	1,914
Tonnes of ore milled per day	7,696	7,011
Gold grade (g/t)	1.70	1.56
Gold production (ounces)	105,921	89,659
Production costs per tonne (C$)	$38	$40
Minesite costs per tonne (C$)	$38	$40
Production costs per ounce of gold produced ($ per ounce)	$563	$656
Total cash costs per ounce of gold produced ($ per ounce)	$565	$654

Production costs per tonne in the first nine months of 2019 decreased when compared to the prior-year period due to increased throughput levels resulting from higher utilization of the Rail-Veyor system.  Production costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the first nine months of 2019 decreased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the first nine months of 2019 increased when compared to the prior-year period due to higher grades and higher throughput levels as a result of higher utilization of the Rail-Veyor system as described above, partially offset by slightly lower recoveries.

Mining in the South Zone continued in the third quarter of 2019.  Stopes mined to date have shown better grades than anticipated and have confirmed dilution and recovery assumptions.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  Approximately one stope per month from the South Zone will be mined for the remainder of 2019 (a total of 12 stopes are expected to be mined for the full year 2019).  The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed to the Goldex mill.

Drilling at the Deep 2 Zone continued in the third quarter of 2019 and continues to focus on areas below the current mineral reserve limit of Level 130.

Kirkland Lake Project — Drilling Focused on Converting and Expanding Mineral Resources at Upper Beaver

The Kirkland Lake project in northeastern Ontario covers approximately 27,073 hectares on a property measuring approximately 35 kilometres by 17 kilometres.  A portion of the Company’s 2019 exploration drill program at Kirkland Lake is targeting the shallow portion of the Upper Beaver deposit.  During the second and third quarters of 2019, 60 drill holes (22,044 metres) were completed at Upper Beaver.

Selected recent intercepts from shallow basalts in the Upper Beaver deposit are set out in the table below.  The drill collar coordinates are set out in a table in the Appendix to this news release.  The drill hole collars are located on the Kirkland Lake Project - Upper Beaver Local Geology Map.  All intercepts reported for the Kirkland Lake project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from shallow basalts in the Upper Beaver deposit at the Kirkland Lake project

Drill hole	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width* (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB19-496	149.0	154.0	106	3.5	22.5	7.3	0.00
and	197.9	204.0	139	4.3	14.7	9.2	0.02
and	213.0	221.0	150	5.6	6.4	6.4	0.04
KLUB19-504	155.5	181.0	120	20.4	3.5	3.5	0.17
KLUB19-510	144.0	174.2	115	21.2	7.9	2.4	0.36
KLUB19-513	63.0	69.5	55	5.2	9.9	9.0	0.45
KLUB19-528	374.2	383.9	291	7.3	5.5	5.5	0.04
and	389.5	396.1	300	5.1	9.8	9.8	0.04
KLUB19-533	48.0	74.0	44	21.0	3.8	3.8	0.56
and	206.0	214.9	148	7.1	21.5	16.8	0.01
KLUB19-535	274.5	288.0	181	10.8	8.0	6.6	0.07
and	394.7	399.4	249	4.1	18.5	17.2	0.05

* Estimated true width values are preliminary.

** Holes in the shallow basalts at the Upper Beaver deposit use a capping factor of 30 g/t gold.

[Kirkland Lake Project — Upper Beaver Local Geology Map]

The Upper Beaver deposit is atypical of the Kirkland Lake district.  Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration.  The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast.  The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres.  A probable mineral reserve of 8.0 million tonnes grading 5.43 g/t gold and 0.25% copper (1.4 million ounces of gold and 20,000 tonnes of copper) at underground depths has been outlined on the Upper Beaver property as of December 31, 2018, as well as substantial indicated and inferred mineral resources.

The ongoing exploration program at Upper Beaver continues to target the conversion and extension of mineral resources in the basalts near surface, where multiple stacked zones of quartz and quartz-carbonate veining contain variable proportions of the chalcopyrite and magnetite that host the gold and copper mineralization.

Recent results display high-grade, narrow intervals as well as broader zones of medium-grade mineralization.

Multiple drill holes intersected gold-copper mineralization in more than one mineralized zone, showing stacked mineralized structures in the shallow basalts, including hole KLUB19-496, which returned 7.3 g/t gold over 3.5 metres at 106 metres depth, 9.2 g/t gold and 0.02% copper over 4.3 metres at 139 metres depth and 6.4 g/t gold and 0.04% copper over 5.6 metres at 150 metres depth.

Other recent drill holes that have intersected high-grade, shallow intercepts included hole KLUB19-513 on the west side of the deposit (approximately 250 metres west-southwest of hole KLUB19-496), which returned 9.0 g/t gold and 0.45% copper over 5.2 metres at 55 metres depth.

More high-grade mineralization was intersected by hole KLUB19-533, which returned 16.8 g/t gold and 0.01% copper over 7.1 metres at 148 metres depth and by hole KLUB19-535, which returned 17.2 g/t gold and 0.05% copper over 4.1 metres at 249 metres depth.

Broad, shallow mineralization was intercepted by hole KLUB19-504, which returned 3.5 g/t gold and 0.17% copper over 20.4 metres at 120 metres depth and by hole KLUB19-510, which returned 2.4 g/t gold and 0.36% copper over 21.2 metres at 115 metres depth.

Recent results confirm the potential to convert inferred mineral resources to indicated mineral resources and to add inferred mineral resources in Upper Beaver’s shallow basalts, as new assay results compare positively to historic holes.  An increase in the mineral resources in the shallow basalts may improve project economics and provide added flexibility for project development.

The Company is investigating various development options for the Upper Beaver and Upper Canada deposits.

Following the Company’s March 28, 2018 acquisition of Yamana’s indirect 50% interest in the Canadian exploration assets of Canadian Malartic Corporation, the Company had ownership of a 65% interest in the Lac McVittie property.  The Lac McVittie property covers approximately 953 hectares and is located less than 500 metres from the mineral resources at Upper Beaver, as shown on the Kirkland Lake Project Upper Beaver Local Geology Map.

In order to consolidate the Company’s property holding at the Kirkland Lake project, on October 11, 2019 the Company acquired the remaining 35% interest in the Lac McVittie property (such that the Company now owns 100% of the Lac McVittie property) from Barrick Gold Corporation (“Barrick”).  In consideration for the purchase of the remaining 35% interest in the Lac McVittie property, the Company paid C$50,000 and granted Barrick a 2% net smelter return royalty on the property.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meliadine and Meadowbank mines (including the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong gold production and cash flows over several decades.

Meadowbank Complex — Amaruq Deposit Reaches Commercial Production; Operations Expected to Ramp Up Through 2019

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada.  The complex consists of the Meadowbank mine and mill, and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine.  The Meadowbank mine achieved commercial production in March 2010, and mining activities are expected to be completed in the fourth quarter of 2019.

Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.  The Amaruq mining operation uses the existing infrastructure at the Meadowbank mine (mining equipment, mill, tailings, camp and airstrip).  Additional infrastructure has been built at the Amaruq site (truck shop/warehouse, fuel storage and an additional camp facility).  Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing.

Meadowbank Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	364	888
Tonnes of ore milled per day*	10,400	9,652
Gold grade (g/t)	1.50	2.56
Gold production (ounces)	15,736	68,259
Production costs per tonne (C$)	$76	$73
Minesite costs per tonne (C$)	$62	$73
Production costs per ounce of gold produced ($ per ounce)	$1,306	$716
Total cash costs per ounce of gold produced ($ per ounce)	$1,035	$694

* Milling occurred for 35 days during the third quarter of 2019.

Production costs per tonne in the third quarter of 2019 increased when compared to the prior-year period primarily due to the timing of unsold inventory and lower throughput, partially offset by lower open pit mining costs as a result of the reduced rate of mining activity at the Meadowbank site.  Production costs per ounce in the third quarter of 2019 increased when compared to the prior-year period as expected primarily due to lower gold production and the reasons described above.

Minesite costs per tonne in the third quarter of 2019 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of mining activity at the Meadowbank site, partially offset by lower throughput.  Total cash costs per ounce in the third quarter of 2019 increased when compared to the prior-year period as expected due to lower gold production.

Gold production in the third quarter of 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from the processing of marginal ore stockpiles and lower quarterly throughput as the mine transitioned through the last few months of mining at the Meadowbank site.

Meadowbank Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,672	2,562
Tonnes of ore milled per day	7,741	9,385
Gold grade (g/t)	1.92	2.50
Gold production (ounces)	96,548	189,333
Production costs per tonne (C$)	$83	$84
Minesite costs per tonne (C$)	$79	$82
Production costs per ounce of gold produced ($ per ounce)	$1,079	$881
Total cash costs per ounce of gold produced ($ per ounce)	$991	$839

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 increased when compared to the prior-year period as expected primarily due to higher re-handling costs and lower gold production.

Minesite costs per tonne in the first nine months of 2019 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of mining activity at the Meadowbank site, partially offset by higher re-handling costs and lower throughput.  Total cash costs per ounce in the first nine months of 2019 increased when compared to the prior-year period as expected primarily due to higher re-handling costs and lower gold production.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from the processing of marginal ore stockpile as the mine transitioned through the last few months of mining at the Meadowbank site.

Mining and milling of ore from the Meadowbank site have been extended into October 2019, due to additional ore being sourced from the Portage pit and processing of the remaining stockpiles.

Amaruq Satellite Deposit

Amaruq ore processing commenced in August 2019 using low-grade stockpiles and commercial production was achieved on September 30, 2019.  Pre-commercial payable gold production at Amaruq totaled 35,281 ounces (including 2,147 ounces in the second quarter of 2019).  This compares to pre-commercial production guidance of 40,000 gold ounces.  Pre-commercial production gold sales totaled 32,042 ounces.

During the third quarter of 2019, approximately 276,000 tonnes of ore were mined from the Whale Tail deposit at Amaruq.  Mining activities continued to be affected by slower than expected dewatering activities (largely related to heavier than expected rainfall) during the quarter.  Dewatering is now substantially complete (approximately one month later than previously expected), and mining activities are expected to ramp up through year-end 2019 and in the first quarter of 2020.  Based on the current forecast, approximately 650,000 tonnes of ore are expected to be mined in the fourth quarter of 2019 and 620,000 tonnes in the first quarter of 2020.

Long haul truck (“LHT”) performance has been in line with the Company’s expectations, with each truck able to haul up to two loads of ore (approximately 300 tonnes) per 12-hour shift.  Four additional LHTs arrived at site in mid-October, bringing the total LHT fleet to 22 units.  In addition, three contractor trucks have been mobilized as a backup.

Given the slower than expected ramp up of mining activities, the Company took the opportunity to accelerate planned maintenance to the milling and crushing circuits, which was originally scheduled for 2020.  As a result, the mill was temporarily shut down in mid-September and was restarted in mid-October 2019.  During the shutdown, ore continued to be mined and trucked to the Meadowbank mill, where it was stockpiled for future processing.  At the end of the third quarter of 2019, the Meadowbank Complex stockpile totaled approximately 374,000 tonnes grading 2.75 g/t gold.

As mining activities at Amaruq continue to ramp up, production guidance at the Meadowbank Complex for 2019 (including pre-commercial production) is expected to be approximately 200,000 ounces of gold.  Operating costs for the Meadowbank Complex are expected to gradually decline through year-end 2019 as mining activities ramp up at Amaruq.

Total project development capital expenditures at Amaruq were approximately $397 million, compared to the previous guidance of $350 to $370 million.  The increased capital costs primarily relate to the timing of commercial production at Amaruq, including accelerated stripping costs and higher owner’s costs due to the impact of adverse weather on dewatering and mining activities during the second and third quarters of 2019.

Total project development capital expenditures related to the construction of the Company’s new Nunavut mines, Amaruq and Meliadine, were in line with the combined capital expenditure forecast of $1.23 billion (total project development capital expenditures for Meliadine were approximately $830 million).

Work is ongoing at Amaruq to evaluate the potential for an underground operation, which could run partially concurrent with the open pit mining operation.  At the end of the third quarter of 2019, the exploration ramp had reached a depth of 224 metres below surface and a ramp distance of 1,635 metres from the portal.  Additional details on the Amaruq underground project are expected to be included with the Company’s fourth quarter results in February 2020.

Exploration drilling continues at depth at Amaruq in both the Whale Tail deposit and the V Zone, and conversion drilling of underground mineral resources is ongoing beneath the planned Whale Tail pit bottom and in the V Zone at depth.

The 2019 exploration program at Amaruq is budgeted at 32,800 metres of drilling at an estimated cost of $10.5 million, focused on developing new mineral resources around the deposits from surface to 600 metres depth.  An additional 20,300 metres of conversion drilling is budgeted at $4.4 million for 2019.

During the third quarter of 2019, up to eight drill rigs were in operation at Amaruq, including one rig that has been operating underground since late June from the exploration ramp.  Exploration drilling consisted of 16 holes (3,206 metres) and conversion drilling consisted of 54 holes (17,739 metres).

The permitting process to amend the Whale Tail project certificate and Type A Water Licence to include the Amaruq Phase 2 expansion is ongoing.  As part of this process, the Nunavut Impact Review Board (the “NIRB”) held public hearings on the proposed expansion from August 26 to 29, 2019 in Baker Lake.  In a decision issued on October 18, the NIRB concluded that if conducted in accordance with the NIRB’s recommendations, this proposed amendment to the Whale Tail project could proceed to the Type A Water License amendment phase with the Nunavut Water Board (the “NWB”).  The NWB water licence amendment process has commenced and public hearings are planned for the first quarter of 2020.  It is expected that the Amaruq Phase 2 permitting will be completed in late 2020.

Meliadine Mine — Evaluating Potential to Advance Phase 2 Expansion; Drilling Continues to Expand Mineralization at Depth

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.  Commercial production was declared on May 14, 2019.

Meliadine Mine — Operating Statistics

Three Months Ended
September 30, 2019
Tonnes of ore milled (thousands of tonnes)	312
Tonnes of ore milled per day	3,391
Gold grade (g/t)	8.19
Gold production (ounces)	78,093
Production costs per tonne (C$)	$234
Minesite costs per tonne (C$)	$246
Production costs per ounce of gold produced ($ per ounce)	$709
Total cash costs per ounce of gold produced ($ per ounce)	$746

Production costs per tonne in the third quarter of 2019 were C$234.  Production costs per ounce in the third quarter of 2019 were $709.  Minesite costs per tonne in the third quarter of 2019 were C$246.  Total cash costs per ounce in the third quarter of 2019 were $746.  Cash costs are expected to trend lower in the fourth quarter of 2019 as the mine continues to ramp up production.  Gold production in the third quarter of 2019 was 78,093 ounces of gold.

Meliadine Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

Nine Months Ended
September 30, 2019
Tonnes of ore milled (thousands of tonnes)	447
Tonnes of ore milled per day	3,216
Gold grade (g/t)	7.41
Gold production (ounces)	109,506
Production costs per tonne (C$)	$246
Minesite costs per tonne (C$)	$252
Production costs per ounce of gold produced ($ per ounce)	$760
Total cash costs per ounce of gold produced ($ per ounce)	$776

Production costs per tonne in the first nine months of 2019 were C$246.  Production costs per ounce in the first nine months of 2019 were $760.  Minesite costs per tonne in the first nine months of 2019 were C$252.  Total cash costs per ounce in the first nine months of 2019 were $776.  Gold production in the first nine months of 2019 was 109,506 ounces of gold excluding pre-commercial production.

The gold grade during the third quarter of 2019 was 8.19 g/t gold and improved in September to 8.77 g/t gold, which was slightly below the 2019 guidance of 8.88 g/t gold.  The grade was lower primarily due to a change in the mining sequence.  The lower grade was partially offset by the processing of higher tonnage.  Year-to-date, the block model has reconciled well with the milling results (within 3%).

Underground mining operations continue to ramp up, with 3,030 tpd mined in September and 3,260 tpd mined through mid-October.  A productivity improvement initiative has been put in place to further enhance the mining rate, and the Company expects measurable gains in the fourth quarter of 2019, with the mining rate forecast to be approximately 3,660 tpd.

During August and September 2019, the processing plant demonstrated the ability to exceed nameplate capacity (3,750 tpd) with average recoveries of approximately 95.5%.  In the third quarter of 2019, the mill operated for 20 days at over 4,500 tpd, and the maximum daily throughput was 4,950 tpd.  The strong mill performance was largely a result of modifications to the grinding size and better blending of ore types.

Given the ability to operate the mill in excess of the nameplate capacity, the Company is evaluating the potential to accelerate the Phase 2 expansion by approximately two years (first ore could be milled in 2021).  The expansion will involve development of two open pits and a phased increase in mill throughput to 6,000 tpd.  As a result, additional capital expenditures primarily related to preparatory work for the Phase 2 expansion of approximately $9 million is expected to be spent in 2019.  The Company anticipates the potential for additional capital expenditures in 2020 relating to the Phase 2 expansion (subject to the approval of the Company’s Board of Directors).

Exploration at Meliadine Encounters Extension of Tiriganiaq Deposit at Depth

In the third quarter of 2019, exploration drilling at the Meliadine mine consisted of two holes (1,133 metres) and conversion drilling consisted of 24 holes (7,828 metres).  The initial budget for the full year included 10,000 metres of exploration drilling and 12,500 metres of conversion drilling.

Additional drilling was recently approved following positive exploration results at the Tiriganiaq deposit, increasing the 2019 budget to 12,500 metres of exploration drilling and 19,000 metres of conversion drilling.  Results from the exploration program at Meliadine were last reported in the Company’s news release dated July 24, 2019.

Selected recent exploration drill intercepts from the Tiriganiaq deposit at the Meliadine mine are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix to this news release.  The pierce points are shown on the Meliadine Mine Composite Longitudinal Section.  All intercepts reported for the Meliadine mine show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Tiriganiaq deposit at the Meliadine mine

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M19-2555-W1A	1370	662.7	666.2	593	2.9	5.3	5.3
and	1260	787.5	793.8	696	4.8	6.0	6.0
and	1025	861.1	865.6	750	3.1	15.8	15.8
and	1000	876.1	880.3	760	2.9	42.7	21.5
M19-2555-W2A	1252	772.5	777.6	682	3.8	52.6	12.6
and	1251	784.5	793.0	694	6.4	5.5	5.5
M19-2684A-W1	1000	893.5	898.2	790	3.2	10.1	10.1
M19-2684A-W3	1374	667.9	671.6	618	2.9	4.7	4.7
and	1370	677.6	681.9	626	3.4	6.9	3.3
and	1100	826.5	831.3	735	3.2	19.0	11.4

* Holes at the Tiriganiaq deposit’s lodes 1000 and 1025 use a capping factor of 150 g/t gold; lode 1100 uses a capping factor of 100 g/t gold; lodes 1250 and 1260 use a capping factor of 80 g/t gold; and lodes in the 1300 series use a capping factor of 20 g/t gold.

[Meliadine Mine — Composite Longitudinal Section]

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan.  Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.  The current mineral reserves at the Meliadine project are mainly in the Tiriganiaq deposit and consist of 16.7 million tonnes grading 6.97 g/t gold (containing 3.8 million ounces of gold) at underground and open pit depths, as of December 31, 2018.  Please refer to the Company’s news release dated February 14, 2019 for a detailed breakdown of mineral reserves.

Recent results from the 2019 exploration program are from the area at depth in the central portion of Tiriganiaq (in the area beneath Portal 2), demonstrating that Tiriganiaq continues to be extended and remains open at depth.  These lodes intersected at depth are interpreted to be the lateral and vertical extensions of lodes 1000 and 1025.

Significant gold grade values have also been intersected in the 1250s and 1370s series of lodes, which is a first at these depths in this area.  Located approximately 90 metres east of hole M18-2486-W2 drilled last year, hole M19-2555-W1A intersected high-grade gold in multiple lodes, including: 5.3 g/t gold over 2.9 metres at 593 metres depth in lode 1370; 6.0 g/t gold over 4.8 metres at 696 metres depth in lode 1260; 15.8 g/t gold over 3.1 metres at 750 metres depth in lode 1025; and 21.5 g/t gold over 2.9 metres at 760 metres depth in lode 1000.

Slightly west of hole M19-2555-W1A, hole M19-2555-W2A intersected 12.6 g/t gold over 3.8 metres at 682 metres depth in lode 1252 and 5.5 g/t gold over 6.4 metres at 694 metres depth in lode 1251.

Hole M19-2684A-W1 intersected the deepest gold mineralization to date in this area at 790 metres depth, returning 10.1 g/t gold over 3.2 metres in lode 1000.

Hole M19-2684A-W3, located approximatively 55 metres to the west of hole M19-2486-W1, intersected two zones in the 1370s series of lodes, returning 4.7 g/t over 2.9 metres at 618 metres depth in lode 1374 and 3.3 g/t gold over 3.4 metres at 626 metres depth in lode 1370, followed by 11.4 g/t gold over 3.2 metres at 735 metres depth in lode 1100.

The Company is continuing the conversion drilling program at the Tiriganiaq and Wesmeg deposits at Meliadine, and will continue to explore extensions of Tiriganiaq at depth in the areas discovered in 2018 and 2019.  These areas may provide increased inferred mineral resources for Tiriganiaq at the end of 2019, pending additional ongoing diamond drilling.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila — Record Quarterly Mill Throughput and Gold Production in the Third Quarter of 2019; Drilling Continues to Expand Known Mineralized Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	507	474
Tonnes of ore milled per day	5,511	5,152
Gold grade (g/t)	4.23	3.87
Gold production (ounces)	61,343	49,459
Production costs per tonne (EUR)	€79	€71
Minesite costs per tonne (EUR)	€78	€72
Production costs per ounce of gold produced ($ per ounce)	$725	$791
Total cash costs per ounce of gold produced ($ per ounce)	$725	$813

Production costs per tonne in the third quarter of 2019 increased when compared to the prior-year period primarily due to higher re-handling and contractor costs, partially offset by higher throughput.  Production costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by higher re-handling and contractor costs.

Minesite costs per tonne in the third quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the third quarter of 2019 increased when compared to the prior-year period due to higher throughput with an all-time high for mill feed tonnes, higher grades from the Rimpi Zone and higher recoveries.

Kittila Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,123	1,365
Tonnes of ore milled per day	4,114	5,000
Gold grade (g/t)	4.16	3.76
Gold production (ounces)	130,756	139,626
Production costs per tonne (EUR)	€83	€74
Minesite costs per tonne (EUR)	€75	€75
Production costs per ounce of gold produced ($ per ounce)	$796	$864
Total cash costs per ounce of gold produced ($ per ounce)	$728	$876

Production costs per tonne in the first nine months of 2019 increased when compared to the prior-year period primarily due to lower throughput levels as a result of the scheduled mill autoclave shutdown in the second quarter of 2019 and higher contractor costs.  Production costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Minesite costs per tonne in the first nine months of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period primarily due to the scheduled 58-day mill shutdown in the second quarter of 2019.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Permitting is ongoing for the increase in throughput.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The shaft and mill expansion are advancing as planned and on budget.  During the scheduled mill shutdown in the second quarter of 2019, preliminary tie-in work was completed.  The Company anticipates that final tie-in work will occur during scheduled mill maintenance in the second half of 2020.

The shaft project is ongoing with raise boring of the ore silos completed in the third quarter of 2019 and construction of the head frame began in early October 2019.  The estimated capital costs for the shaft and mill expansion remain at 160 million euros.

Kittila — Drilling Continues to Extend Main and Sisar Zones

Exploration drilling at the Kittila mine in the third quarter of 2019 focused on extending the Main and Sisar zones northward, southward and at depth in the Roura and Rimpi areas to increase the mineral reserves in the large orebody.  Sisar is subparallel to and 50 to 300 metres east of the main Kittila mineralization.

The probable mineral reserve estimate for Kittila as of December 31, 2018 is 4.4 million ounces of gold (30.5 million tonnes grading 4.50 g/t gold), while the indicated mineral resources estimate is 1.4 million ounces of gold (17.0 million tonnes grading 2.65 g/t gold) and the inferred mineral resources estimate is 1.0 million ounces of gold (8.3 million tonnes grading 3.84 g/t gold).

The 2019 exploration program at Kittila is budgeted at $9.0 million and includes 34,000 metres of drilling.  Exploration drilling during the third quarter of 2019 totaled 12 holes (4,688 metres).  In addition, conversion drilling during the third quarter of 2019 totaled nine holes (2,516 metres).

Selected recent drill results are set out in the table below, and drill-hole collar coordinates are set out in a table in the Appendix.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Roura-Rimpi Main Zone and Sisar Zone at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-607	Sisar Top	172.8	182.0	965	9.1	5.2
RIE19-609	Sisar Top	212.8	218.0	1,069	5.2	6.1
and	Sisar Top	234.0	238.0	1,074	3.4	5.4
RIE19-610	Sisar Central	229.0	236.0	1,107	5.5	6.2
RIE19-611	Main-Rimpi	316.0	324.6	1,282	3.4	3.3
RIE19-700B	Sisar Deep (Rimpi)	1148.5	1153.8	1,818	3.2	4.7
RUG19-510	Main Roura	198.0	205.0	827	4.1	7.6
and	Main Roura	300.0	316.0	887	10.1	4.4
RUG19-519	Sisar Top	235.0	238.0	718	3.0	4.5

[Kittila — Composite Longitudinal Section]

Recent intercepts from Roura and Rimpi have confirmed the Main Zone and the Sisar Zone mineral reserves and mineral resources between 720 and 1,280 metres depth.  Hole RUG19-510 intersected the Main Zone, yielding 7.6 g/t gold over 4.1 metres at 827 metres depth; the same hole intersected a second branch of the Main Zone approximately 80 metres farther to the east, yielding 4.4 g/t gold over 10.1 metres at 887 metres depth.  Approximately 600 metres to the north, hole RUG19-519 intersected the Sisar Zone, yielding 4.5 g/t gold over 3.0 metres at 718 metres depth.  This intercept confirms the mineralization in the Sisar Top Area.

Approximately 170 to 230 metres to the north of hole RUG19-519, three drill holes confirmed the Sisar Zone in the contact area between Roura and Rimpi: hole RIE19-607 intersected 5.2 g/t gold over 9.1 metres at 965 metres depth; hole RIE19-609 intersected 6.1 g/t gold over 5.2 metres at 1,069 metres depth and 5.4 g/t over 3.4 metres at 1,074 metres depth; and hole RIE19-610 intersected 6.2 g/t gold over 5.5 metres at 1,107 metres depth.  Another intercept, in hole RIE19-611, confirmed the Main Zone mineralization in the contact area between Roura and Rimpi, yielding 3.3 g/t gold over 3.4 metres at 1,282 metres depth.

Deep exploration drilling of the Rimpi area is ongoing with one high-capacity drill rig.  Deep exploration hole RIE19-700B, drilled from the ramp, intersected 4.7 g/t gold over 3.2 metres at 1,818 metres depth, approximately 300 metres east of the Main Zone.  This intercept may represent an approximately 600-metre northward extension of the Sisar Deep Zone to the east of the Rimpi area.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Grade Impacted by Revised Mining Sequence; Production Levels Expected to Improve in the Fourth Quarter of 2019; Reyna de Plata and Cubiro Drilling Extends Mineralization

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore processed (thousands of tonnes)	519	508
Tonnes of ore processed per day	5,641	5,522
Gold grade (g/t)	2.22	2.96
Gold production (ounces)	34,832	46,405
Production costs per tonne	$67	$66
Minesite costs per tonne	$67	$66
Production costs per ounce of gold produced ($ per ounce)	$995	$727
Total cash costs per ounce of gold produced ($ per ounce)	$745	$533

Production costs per tonne in the third quarter of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the third quarter of 2019 increased when compared to the prior-year period primarily due to lower gold production.

Minesite costs per tonne in the third quarter of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the third quarter of 2019 increased when compared to the prior-year period primarily due to lower gold production.

Gold production in the third quarter of 2019 decreased when compared to the prior-year period due to the processing of lower grades.

At the Cerro Colorado underground operations, recent mining activities have encountered an area with challenging ground conditions.  To address this, the Company adjusted the mining sequence, and as a result, the mining capacity at Cerro Colorado was reduced by 75% in the third quarter of 2019.  This had an adverse effect on third quarter production as this zone was expected to provide higher grade ore feed.

The Company is taking measures to mitigate the challenging ground conditions and increase the amount of ore extracted in the fourth quarter of 2019.  These measures include:

•                  Decreasing the speed of the mining sequence

•                  Reducing stope size by 25%

•                  Increased ground support in development headings

Pinos Altos Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore processed (thousands of tonnes)	1,495	1,630
Tonnes of ore processed per day	5,476	5,971
Gold grade (g/t)	2.62	2.66
Gold production (ounces)	119,302	131,887
Production costs per tonne	$64	$63
Minesite costs per tonne	$65	$62
Production costs per ounce of gold produced ($ per ounce)	$801	$782
Total cash costs per ounce of gold produced ($ per ounce)	$603	$560

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 increased when compared to the prior-year period primarily due to higher costs associated with underground mining and lower gold production.

Minesite costs per tonne in the first nine months of 2019 increased when compared to the prior-year period due to higher costs associated with underground mining and lower throughput.  Total cash costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period due to lower tonnage driven by a decrease in tonnes stacked on the heap leach and slightly lower grades as a result of the change in mining sequence at Cerro Colorado described above.

In 2018, the Company completed the installation of an ore sorting pilot plant at Pinos Altos.  Samples will be processed from all of the ore bodies at Pinos Altos and La India in 2019 to determine the merits of implementing the technology at the Company’s Mexican operations.  To-date, sorting of open pit ore from the Sinter deposit has yielded favourable preliminary results.  Similar ore sorting pilot testing is being considered at the Company’s other operating regions.

Development of the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the third quarter of 2019.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At

Sinter, the development of the underground continued and delineation drilling began at level 20 in the third quarter of 2019.  Production from the Sinter underground is expected to begin in the fourth quarter of 2020.

The Cubiro satellite deposit is located approximately 9.2 kilometres northwest of the Pinos Altos mine and 2.0 kilometres west of the Creston Mascota deposit.  Based on exploration drilling, Cubiro could potentially contribute additional ore to be processed and extend the current life of mine at Pinos Altos.  At Cubiro, 201 metres of underground ramp development was completed in the third quarter of 2019; a total of approximately 1,356 metres of underground ramp development has been completed to-date.  Underground exploration drilling continued in the third quarter of 2019.

Exploration Continues to Extend Reyna de Plata East Zone; Underground Exploration Drilling Ongoing at Cubiro

Exploration at Pinos Altos is focused on the newly discovered Reyna de Plata East Zone in the southeast of the property and at the Cubiro satellite deposit in the property’s northwest, where the exploration ramp is providing access for drilling exploration targets from underground.

Located in the Reyna de Plata Fault, approximately 1,300 metres east-southeast of the Reyna de Plata deposit, the Reyna de Plata East Zone contains low-sulphidation, epithermal vein-style mineralization, with gold and silver mineralization accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.

The Company drilled 31 holes (4,329 metres) at Reyna de Plata East during the third quarter of 2019, for a cumulative 8,892 metres drilled during the first nine months of 2019 out of a planned 10,000 metres for 2019.

Recent drilling has yielded significant high-grade gold and silver intercepts at shallow depths from step-out holes up to 200 metres south-southeast of those previously reported by the Company on July 24, 2019.

Selected recent drill results from the Reyna de Plata East Zone and the Cubiro satellite deposit at the Pinos Altos mine are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map; pierce points for the Cubiro drilling are shown on the Cubiro Deposit Composite Longitudinal Section.  All intercepts reported for the Reyna de Plata East Zone and the Cubiro satellite deposit show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Reyna de Plata East (RPE) Zone and the Cubiro satellite deposit at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
RP19-209	RPE	64.5	67.5	58	2.5	2.1	2.1	12	12
and	RPE	100.9	120.3	100	15.9	2.0	2.0	17	17
RP19-210	RPE	45.8	54.0	45	7.5	3.4	2.4	17	17
and	RPE	59.0	63.7	56	4.3	2.1	2.1	17	17
RP19-216	RPE	43.7	56.5	49	12.0	2.8	2.3	32	32
RP19-220	RPE	99.0	106.0	98	5.7	1.1	1.1	18	18
RP19-223	RPE	90.0	101.6	91	10.1	0.7	0.7	17	17
and	RPE	123.0	141.0	123	15.6	1.0	1.0	17	17
RP19-231	RPE	70.4	79.4	83	6.9	1.0	1.0	10	10
CBUG19-001	Cubiro	128.1	139.8	358	8.2	3.0	3.0	14	14
CBUG19-003	Cubiro	132.7	148.4	362	14.8	3.9	2.2	40	40

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

* Holes at the Reyna de Plata East Zone use a capping factor of 10 g/t gold and 200 g/t silver. Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos — Local Geology Map]

[Cubiro Deposit — Composite Longitudinal Section]

The Reyna de Plata East Zone currently has a total strike length of approximately 400 metres to the southeast, and a depth of approximately 190 metres below surface.  The zone remains open along strike and at depth.

Promising results during the third quarter from the Reyna de Plata East Zone included hole RP19-209, which intersected 2.0 g/t gold and 17 g/t silver over 15.9 metres at 100 metres depth.

Approximately 90 metres to the southeast, hole RP19-210 intersected 2.4 g/t gold and 17 g/t silver over 7.5 metres at 45 metres depth and 2.1 g/t gold and 17 g/t silver over 4.3 metres at 56 metres depth.

The Cubiro deposit is composed of multiple gold-silver-bearing white quartz-calcite (with barite and minor sulphide) veins up to 30 metres wide that strike northwest for almost 1,100 metres, with a steep dip.  The deposit remains open to the northwest and at depth.

The Cubiro deposit has indicated mineral resources of 223,000 ounces of gold and 1.4 million ounces of silver (2.9 million tonnes grading 2.4 g/t gold and 15.3 g/t silver) and inferred mineral resources of 104,000 ounces of gold and 726,000 ounces of silver (1.2 million tonnes grading 2.8 g/t gold and 19.3 g/t silver) at underground depth, declared as part of the total Pinos Altos mineral reserves and mineral resources estimate on December 31, 2018.  This estimate for Cubiro is based on the 2014 drill campaign and has not been updated since year-end 2017.

The 5,000-metre drilling program for 2019 at Cubiro began in mid-year, with six drill holes (1,098 metres) completed during the third quarter at the southeastern limit of the ramp, targeting the Cubiro North Zone, which strikes sub-parallel to the main Cubiro Zone.  Assays from two holes were reported in the Company’s news release dated July 24, 2019, and assays from two more holes have been received, with positive results.

Hole CBUG19-001, drilled towards the northeast into the Cubiro North structure, intersected 3.0 g/t gold and 14 g/t silver over 8.2 metres at 358 metres depth (below the current mineral resource outline).  From the same set-up but drilled eastwards into Cubiro North, hole CBUG19-003 intersected 2.2 g/t gold and 40 g/t silver over 14.8 metres at 362 metres depth (below and southeast of the current mineral resource envelope).

The Company expects to provide a new year-end 2019 mineral resource estimate for Cubiro.  Successful mineral resource expansion and conversion at Cubiro may allow for the optimization of gold production at the Pinos Altos mine and potentially an extension of the mine life.

Creston Mascota — Mining Operations Now Expected to Continue until April 2020

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine began preparations to transition operations to the new Bravo pit and to expand the existing heap leach pad facility.  Open pit mineral reserves are expected to be depleted in April 2020, while gold leaching is expected to continue through 2020.

Creston Mascota Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore processed (thousands of tonnes)	284	309
Tonnes of ore processed per day	3,087	3,359
Gold grade (g/t)	0.78	0.84
Gold production (ounces)	9,596	8,024
Production costs per tonne	$30	$27
Minesite costs per tonne	$31	$28
Production costs per ounce of gold produced ($ per ounce)	$890	$1,038
Total cash costs per ounce of gold produced ($ per ounce)	$668	$996

Production costs per tonne in the third quarter of 2019 increased when compared to the prior-year period due to higher open pit mining costs and lower tonnes processed.  Production costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset higher open pit mining costs.

Minesite costs per tonne in the third quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenue.

Gold production in the third quarter of 2019 increased when compared to the prior-year period despite lower tonnes processed and lower grades due to higher heap leach recoveries.

Creston Mascota Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore processed (thousands of tonnes)	973	1,039
Tonnes of ore processed per day	3,564	3,806
Gold grade (g/t)	1.93	0.68
Gold production (ounces)	41,461	28,728
Production costs per tonne	$28	$27
Minesite costs per tonne	$28	$27
Production costs per ounce of gold produced ($ per ounce)	$660	$982
Total cash costs per ounce of gold produced ($ per ounce)	$468	$882

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by higher open pit mining costs.

Minesite costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2019 decreased when compared to the prior-year period due to higher gold production and higher by-product revenue, partially offset by higher open pit mining costs.

Gold production in the first nine months of 2019 increased significantly when compared to the prior-year period due to higher grades.  In addition, higher grade ore from the Bravo pit was processed at the Pinos Altos mill during the second quarter of 2019 to maximize recoveries.

Mining operations are now expected to continue until April 2020, largely due to the discovery of additional ore outside of the mineral reserve model.

La India — Quarterly Production Affected by High Clay Content; Agglomeration and New Stacker Expected to Improve Productivity; El Realito Drilling Shows Potential to Increase Mineral Resources

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore processed (thousands of tonnes)	1,102	1,426
Tonnes of ore processed per day	11,978	15,500
Gold grade (g/t)	0.77	0.79
Gold production (ounces)	18,386	27,074
Production costs per tonne	$14	$13
Minesite costs per tonne	$15	$13
Production costs per ounce of gold produced ($ per ounce)	$819	$668
Total cash costs per ounce of gold produced ($ per ounce)	$872	$685

Production costs per tonne in the third quarter of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the third quarter of 2019 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne in the third quarter of 2019 increased when compared to the prior-year period primarily due to lower tonnes processed.  Total cash costs per ounce in the third quarter of 2019 increased when compared to the prior-year period due to lower gold production.

Gold production in the third quarter of 2019 decreased when compared to the prior-year period mainly due to the high clay content of the ore, which impacted recoveries.  To mitigate this effect in the short term, belt agglomeration (adding cement to the ore at the transfer chutes) was initiated, adjustments were made to the stacking sequence and irrigation rates were decreased on the leach pads to help improve percolation.

During the third quarter of 2019, modifications were also made to the screens and transfer chutes on the conveyors.  An automatic radial stacker was acquired to improve transfer of ore to the leach pads and two agglomeration units were ordered to improve percolation.

Additional drilling is also being carried out to better define areas with higher clay content in the geological model.  These improvements are expected to result in more normal production rates in the fourth quarter of 2019 and in 2020.

La India Mine — Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018
Tonnes of ore milled (thousands of tonnes)	3,998	4,677
Tonnes of ore milled per day	14,645	17,132
Gold grade (g/t)	0.70	0.72
Gold production (ounces)	61,574	75,049
Production costs per tonne	$12	$11
Minesite costs per tonne	$12	$11
Production costs per ounce of gold produced ($ per ounce)	$794	$683
Total cash costs per ounce of gold produced ($ per ounce)	$800	$682

Production costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2019 increased when compared to the prior-year period primarily due to lower gold production.

Minesite costs per tonne in the first nine months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2019 increased when compared to the prior-year period due to lower gold production.

Gold production in the first nine months of 2019 decreased when compared to the prior-year period primarily due to lower tonnes processed as a result of the high clay content of the ore as described above.

La India Exploration Focused on expansion and improving economics of the El Realito Zone

Minesite exploration drilling at the La India property in the third quarter of 2019 totaled 3,523 metres, including 26 holes (2,828 metres) of step-out drilling at the El Realito Zone, eight holes (590 metres) of step-out drilling at the Main Zone and two exploration holes (105 metres) in the Los Tubos Zone.  In the first nine months of 2019, the drilling has totaled 15,559 metres of the budgeted total of 18,500 metres for 2019.  Drill results for the El Realito Zone were last reported in the Company’s news release dated July 24, 2019.

The El Realito Zone reported initial probable mineral reserves of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes of ore grading 0.80 g/t gold and 3.96 g/t silver) as of December 31, 2018; these form part of the total La India estimate.

The Company continues its regional exploration program on the La India property, focusing on the Chipriona polymetallic sulphide target.  The mineral resources at Chipriona are being evaluated and preliminary metallurgical testing is being conducted to determine the potential for using a processing facility to treat Chipriona and other sulphide mineralization on the property.

Selected recent drill results from the El Realito Zone at the La India property are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  All intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the El Realito Zone at the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
INER19-295	El Realito	99.7	108.0	120	8.0	2.8	2.8	16	16
INER19-298	El Realito	83.0	106.0	104	22.7	2.2	2.1	17	17
including		90.0	94.0	101	3.8	5.2	4.9	11	11
INER19-308	El Realito	3.0	13.0	3	9.2	3.1	3.1	20	20
and	El Realito	74.8	79.0	90	3.5	1.2	1.2	5	5
INER19-311	El Realito	94.0	98.0	105	3.4	3.8	3.8	1	1
INER19-312	El Realito	38.0	57.0	61	17.7	1.3	1.3	4	4
including		47.0	51.0	60	3.2	4.2	4.2	6	6
INER19-316	El Realito	74.0	77.8	84	3.0	1.8	1.8	22	22
INER19-320	El Realito	51.2	78.0	68	21.0	0.8	0.8	58	58
including		70.0	78.0	82	6.8	1.1	1.1	3	3

* Holes at El Realito use a capping factor of 10 g/t gold and 200 g/t silver.

[La India Local Geology Map]

El Realito Zone

Exploration drilling is defining and extending the mineralization at the El Realito Zone, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in proximity to the existing La India mining operations, with encouraging results.

The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of hydrothermal breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers.  Most of the mineralized intervals are in oxidized rock, although intermediate depths have mixed oxides and sulphides, and the deepest intervals are in sulphides.

The exploration drill program in the third quarter of 2019 focused on evaluating structures in the El Realito main corridor inside the designed pit, and evaluating the continuity of the El Realito east corridor.

Recent drilling in the main El Realito corridor was in a new orientation, drilling down into the northwest-facing hillside.  The new drill holes were able to confirm that the mineralized structures dip steeply, mainly to the northwest, suggesting that there could be a better strip ratio with increased mineral resources inside the current pit design, compared with the previous economic model.

Recent drilling in the main corridor yielded several higher grade intercepts such as hole INER19-312 that intersected 1.3 g/t gold and 4 g/t silver over 17.7 metres at 61 metres depth, including 4.2 g/t gold and 6 g/t silver over 3.2 metres; this intercept is 50 metres below the current mineral reserve pit plan.  These intercepts suggest the potential to increase mineral reserves below the current pit plan.

In the El Realito east corridor, deeper oxide mineralization or mixed oxide-sulphide mineralization was encountered, improving the opportunity of increasing mineral resources in this corridor.  Hole INER19-298 intersected 2.1 g/t gold and 17 g/t silver over 22.7 metres at 104 metres depth, including 4.9 g/t gold and 11 g/t silver over 3.8 metres depth.  Nearby, hole INER19-295 intersected 2.8 g/t gold and 16 g/t silver over 8.0 metres at 120 metres depth.  These two holes demonstrate structural continuity for at least 60 metres, with the potential for new mineral resources at the El Realito east corridor.

The El Realito mineralized system remains open.  The exploration program is currently testing extension of the mineralized system in order to expand the mineral resources, which are expected to increase in the year-end estimate.  El Realito appears to have the potential to extend the current mine life at La India.

Santa Gertrudis — Exploration Drilling Continues at Amelia Deposit, Extending High-Grade Mineralization in Trinidad Zone; Discovery of Additional Mineralization in Greta and Toro Zones

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project has substantial surface infrastructure including pre-stripped pits, haul roads, water sources and several buildings.  The Company’s initial inferred mineral resource estimate for the Santa Gertrudis project is 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) as of December 31, 2018.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated July 24, 2019.  In the third quarter of 2019, 34 holes (13,408 metres) were completed, mainly in the Trinidad, Greta and Toro zones, with drilling focused on exploration and the development of new mineral resources.

Selected recent drill results from the Santa Gertrudis project are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show uncapped and capped gold grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
SGE19-269	Trinidad	323.5	327.5	216	3.5	3.9	3.9
and	Trinidad	337.5	347.0	226	9.0	2.5	2.5
and	Trinidad	432.0	436.0	222	3.5	3.3	3.3
and	Trinidad	546.0	549.0	290	3.0	4.2	4.2
SGE19-271	Greta	29.5	35.0	31	5.0	2.6	2.6
and	Greta	127.5	131.5	123	3.8	1.0	1.0
SGE19-273	Greta	52.5	56.0	55	3.0	1.1	1.1
and	Greta	59.0	62.0	82	3.0	6.1	6.1
SGE19-277	Trinidad	206.0	210.0	172	3.6	3.0	3.0
and	Trinidad	245.0	252.0	192	6.5	3.4	3.4
including		248.0	252.0	193	3.8	5.8	5.8
SGE19-281	Trinidad	213.0	219.0	142	5.7	1.2	1.2
and	Trinidad	377.0	383.0	238	5.5	2.3	2.3
SGE19-285	Trinidad	449.0	452.0	351	3.0	1.9	1.9
and	Trinidad	470.5	478.0	364	7.0	6.4	6.4
and	Trinidad	492.0	498.0	378	5.5	2.7	2.7
and	Trinidad	656.0	660.0	405	3.5	2.1	2.1
SGE19-286	Trinidad	401.5	407.0	268	5.5	1.3	1.3
and	Trinidad	442.0	451.0	291	8.5	5.9	5.9

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
and	Trinidad	463.0	476.0	299	11.2	5.2	5.2
and	Trinidad	733.0	737.5	439	4.0	2.1	2.1
SGE19-287	Toro	150.6	158.0	108	6.5	2.1	2.1
and	Toro	166.0	176.8	123	9.0	1.1	1.1
SGE19-293	Trinidad	122.0	128.0	101	6.0	9.6	9.6
including		123.0	127.0	102	4.0	13.4	13.4
SGE19-297	Trinidad	165.0	174.0	97	8.0	2.6	2.6
including		170.0	173.0	99	3.0	4.5	4.5

* Capping factor was used for individual assays of 25 g/t gold.  The cut-off grade used was 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.

[Santa Gertrudis Project Local Geology Map]

Recent geological mapping and surface sampling by the Company continues to find additional target areas in the Trinidad Zone.

Amelia is one of three deposits that comprise the Trinidad Zone and is the site of a historic open-pit gold mine.  High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts.

The east-west-striking Amelia deposit dips steeply to the north, and extends from surface locally down to 450 metre depth in high-grade ore shoots.  Recent drilling has extended the Amelia deposit to the east by 100 metres, to a total strike length of 800 metres.  The deposit remains open along strike and at depth.

Drilling in the third quarter of 2019 on the west side of the Amelia deposit included hole SGE19-269 intersecting mineralization in four structures, including 3.9 g/t gold over 3.5 metres at 216 metres depth.  Approximately 70 metres to the northeast, hole SGE19-286 intersected four mineralized structures, including 5.9 g/t gold over 8.5 metres at 291 metres depth; the hole’s lowest intercept was 2.1 g/t gold over 4.0 metres at 439 metres depth, which is 365 metres below the current mineral resources and is the deepest intercept to date on the Santa Gertrudis project.  Approximately 150 metres farther to the northeast, hole SGE19-285 intersected four mineralized structures, including 6.4 g/t gold over 7.0 metres at 364 metres depth.

Exploration continued to test multiple mineralized structures in the eastern extension of the Amelia deposit with positive results represented by four drill holes located in an area 300 metres to 600 metres to the east of hole SGE19-285.  Hole SGE19-293 intersected 9.6 g/t gold over 6.0 metres at 101 metres depth.  Hole SGE19-277 intersected two mineralized structures, with a lower intercept of 5.8 g/t gold over 3.8 metres at 193 metres depth.  Hole SGE19-281 intersected two mineralized structures with the lower intercept of 2.3 g/t gold over 5.5 metres at 238 metres depth.  Hole SGE19-297 intersected a mineralized structure that returned 2.6 g/t gold over 8.0 metres at 97 metres depth.

In the Toro Zone, approximately 3.2 kilometres south of the Trinidad Zone, exploration drilling has confirmed that mineralization in the KatMan deposit remains open.  Hole SGE19-287 intersected 2.1 g/t gold over 6.5 metres at 108 metres depth and 1.1 g/t gold over 9.0 metres at 123 metres depth.  This result extends mineralization by 100 metres strike length to the northwest.

The Company continues to execute its 2019 exploration drill program with a focus on mineral resource expansion and refining the understanding of new targets, particularly at Amelia.  At the end of the third quarter of 2019, 15,056 metres had been drilled at Amelia.

The Santa Gertrudis project contains low-grade oxide and high-grade sulphide types of mineralization that have been recognized from surface to 450 metres depth locally.  The Company believes that the Santa Gertrudis project has the potential to eventually be a similar size operation to La India.

Entering into of Investor Rights Agreement with Orla Mining Ltd.

On October 18, 2019, Agnico Eagle entered into an investor rights agreement with Orla Mining Ltd. (TSX-V: OLA) (“Orla”) (the “Investor Rights Agreement”) pursuant to which, among other things, the previously disclosed participation right agreement dated January 26, 2019 between Agnico Eagle and Orla was terminated and Agnico Eagle was granted, subject to the terms and conditions set out in the Investor Rights Agreement, certain rights, including the right to participate in certain equity offerings undertaken by Orla and the right to nominate one member to Orla’s board of directors (which it has no present intention of exercising).  The Investor Rights Agreement also provides that Agnico Eagle will vote, subject to customary exceptions, for a period of 18 months, the common shares of Orla (the “Common Shares”) that it owns in accordance with the recommendations of the management or board of directors of Orla and includes certain limited restrictions on the transfer of Common Shares held by Agnico Eagle.

Immediately before and after entering into the Investor Rights Agreement, Agnico Eagle owned 17,613,835 Common Shares and 870,250 common share purchase warrants of Orla (“Warrants”), representing approximately 9.47% of the issued and outstanding Common Shares on a non-diluted basis and approximately 9.89% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by Agnico Eagle.

Agnico Eagle acquired the Common Shares and the Warrants for investment purposes. Agnico Eagle has agreed, subject to certain conditions, to participate as a member of a syndicate that will provide a secured project finance facility to Orla and, depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Orla or dispose of some or all of the Common Shares, common share purchase warrants or other securities of Orla that it owns at such time.

An amended early warning report will be filed by Agnico Eagle, in accordance with applicable securities laws, in order to reflect the entering into of the Investor Rights Agreement.  To obtain a copy of such early warning report, please contact:

Aurea Dela Resma

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  Orla’s head office is located at 595 Howe Street, Suite 202, Vancouver, British Columbia V6C 2T5.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income” and “free cash flow” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income and free cash flow, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry.  Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures.  The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018.  Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers.  The Company believes that this measure provides helpful information about operating performance.  However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs and other adjustments, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Free cash flow is calculated by deducting additions to property, plant and mine development from cash provided by operating activities including changes in non-cash working capital balances.  Management uses free cash flow to assess the availability of cash, after funding operations and capital expenditures, to operate the business without additional borrowing or drawing down on the Company’s existing cash balance.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 23, 2019.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s expansion plans at Kittila, Meliadine Phase 2 and Amaruq Phase 2, and the Company’s ramp-up activities at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other expenditures; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof; statements with respect to securities of Orla; and statements regarding the outcome of discussions with First Nations groups.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

Other than with respect to Agnico Eagle’s mineral reserves and mineral resources, the scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations — U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than at the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; relating to mineral reserves at the Canadian Malartic mine, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation; and relating to mineral resources at the Canadian Malartic mine and the Odyssey and East Malartic projects, has been approved by Pascal Lehouiller, P. Geo., Senior Resource Geologist at Canadian Malartic Corporation, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  However, in October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations.  The new SEC rules will replace Guide 7 and are intended to align the SEC’s disclosure requirements more closely with NI 43-101.  Under the new SEC rules, SEC registrants will be permitted to disclose “mineral resources” even though they reflect a lower level of certainty than mineral reserves.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2018 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					$1.20	MXP	16.00	$1.15
Short-life operations -Meadowbank mine, Sinter and Creston Mascota (Bravo) satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	$1.25	MXP	17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	$1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Kirkland Lake project’s Upper Beaver deposit exploration drill collar coordinates

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB19-496	5335791	591804	301	130	-45	435
KLUB19-504	5335776	591744	135	135	-46	264
KLUB19-510	5335758	591749	301	114	-52	513
KLUB19-513	5335700	591634	296	142	-51	318
KLUB19-528	5335937	591913	304	143	-54	504
KLUB19-533	5335631	591778	288	124	-49	240
KLUB19-535	5335895	591805	304	139	-45	498

* Coordinate System NAD 1983 UTM Zone 17N

Meliadine mine exploration drill collar coordinates

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M19-2555-W1A	6989167	539451	74	187	-75	1,176
M19-2555-W2A	6989167	539451	74	187	-75	897
M19-2684A-W1	6989166	539301	76	197	-77	1,125
M19-2684A-W3	6989166	539301	76	197	-77	926

* Coordinate System UTM NAD83 Z15

Kittila mine exploration drill collar coordinates

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-607	7538710	2558719	-786	086	15	267
RIE19-609	7538710	2558719	-787	072	-19	307
RIE19-610	7538710	2558719	-788	080	-28	306
RIE19-611	7538710	2558719	-789	077	-60	483
RIE19-700B	7539598	2558637	-711	090	-65	1,204
RUG19-510	7537998	2558632	-486	108	-37	347
RUG19-519	7538501	2558635	-555	075	15	261

* Finnish Coordinate System KKJ Zone 2

Reyna de Plata East Zone and Cubiro Deposit at Pinos Altos mine exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP19-209	3130833	767576	2,175	200	-50	170
RP19-210	3130747	767589	2,188	200	-45	80
RP19-216	3130737	767619	2,183	200	-45	80
RP19-220	3130794	767640	2,163	200	-60	165
RP19-223	3130817	767602	2,177	200	-55	170
RP19-231	3130558	767955	2,189	200	-70	100
CBUG19-001	3136386	758847	1,228	050	-81	210
CBUG19-003	3136385	758848	1,228	087	-45	180

*Coordinates are in UTM NAD27 12N

La India property exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
INER19-295	3177916	709221	2,007	315	-45	156
INER19-298	3177968	709246	2,022	315	-45	111
INER19-308	3178279	708891	2,030	135	-45	135
INER19-311	3178329	708957	1,999	135	-45	129
INER19-312	3178207	708760	1,971	135	-45	150
INER19-316	3178306	708826	1,993	135	-45	102
INER19-320	3177952	709208	2,030	315	-45	99

*Coordinates are in UTM NAD27 12N

Santa Gertrudis project exploration drill hole collar coordinates

	Drill collar coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE19-269	3392641	542216	1,340	180	-50	675
SGE19-271	3383834	551336	1,554	070	-60	180
SGE19-273	3383942	551621	1,615	115	-50	100
SGE19-277	3392465	542857	1,351	180	-50	488
SGE19-281	3392507	542573	1,318	180	-52	540
SGE19-285	3392778	542392	1,304	181	-49	792
SGE19-286	3392712	542253	1,320	180	-50	740
SGE19-287	3389139	542893	1,361	155	-55	250
SGE19-293	3392375	542741	1,300	180	-50	351
SGE19-297	3392138	542648	1,268	176	-50	250

* Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Operating margin(i) by mine:
Northern Business
LaRonde mine	$93,223	$65,405	$225,327	$229,682
LaRonde Zone 5 mine	12,238	2,402	26,199	2,736
Lapa mine	—	1,467	2,033	8,059
Goldex mine	33,197	17,837	83,287	54,575
Meadowbank mine	9,227	32,816	37,501	84,010
Meliadine mine	50,323	—	65,356	—
Canadian Malartic mine(ii)	70,263	58,478	185,124	188,419
Kittila mine	44,696	19,115	78,140	57,736
Southern Business
Pinos Altos mine	30,003	29,072	91,383	95,911
Creston Mascota mine	12,203	1,660	38,181	12,609
La India mine	11,240	13,569	36,526	43,780
Total operating margin(i)	366,613	241,821	869,057	777,517
Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
Exploration, corporate and other	83,864	79,502	238,522	232,598
Income before income and mining taxes	139,456	18,460	234,797	128,221
Income and mining taxes expense	62,789	1,407	93,326	61,266
Net income for the period	$76,667	$17,053	$141,471	$66,955
Net income per share — basic (US$)	$0.32	$0.07	$0.60	$0.29
Net income per share — diluted (US$)	$0.32	$0.07	$0.60	$0.29

Cash flows:
Cash provided by operating activities	$349,233	$137,573	$624,224	$465,366
Cash used in investing activities	$(245,829)	$(311,870)	$(706,673)	$(867,992)
Cash provided by (used in) financing activities	$37,249	$(13,952)	$38,701	$292,198

Realized prices (US$):
Gold (per ounce)	$1,480	$1,204	$1,374	$1,277
Silver (per ounce)	$17.46	$14.20	$16.00	$15.82
Zinc (per tonne)	$2,415	$2,615	$2,639	$3,167
Copper (per tonne)	$5,569	$5,900	$5,871	$6,661

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	91,664	88,353	245,684	262,664
LaRonde Zone 5 mine	15,438	3,823	44,596	8,424
Lapa mine	—	10,464	5	26,719
Goldex mine	37,142	31,255	105,921	89,659
Meadowbank mine	48,870	68,259	131,829	189,333
Meliadine mine	78,093	—	156,787	—
Canadian Malartic mine(ii)	81,573	88,602	249,554	263,868
Kittila mine	61,343	49,459	130,756	139,626
Southern Business
Pinos Altos mine	34,832	46,405	119,302	131,887
Creston Mascota mine	9,596	8,024	41,461	28,728
La India mine	18,386	27,074	61,574	75,049
Total gold (ounces)	476,937	421,718	1,287,469	1,215,957

Silver (thousands of ounces):
Northern Business
LaRonde mine	227	234	620	835
LaRonde Zone 5 mine	2	1	7	1
Lapa mine	—	—	1	1
Goldex mine	—	—	1	1
Meadowbank mine	29	35	71	143
Meliadine mine	6	—	11	—
Canadian Malartic mine(ii)	102	110	307	333
Kittila mine	4	3	10	9
Southern Business
Pinos Altos mine	517	658	1,642	1,737
Creston Mascota mine	134	59	483	227
La India mine	27	44	106	126
Total silver (thousands of ounces)	1,048	1,144	3,259	3,413

Zinc (tonnes)	3,475	872	10,716	4,696
Copper (tonnes)	958	1,026	2,468	3,279

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	90,867	86,292	256,501	282,985
LaRonde Zone 5 mine	15,368	7,155	39,762	7,838
Lapa mine	—	6,335	3,777	20,234
Goldex mine	36,488	30,884	105,028	88,873
Meadowbank mine	52,211	67,153	137,686	194,404
Meliadine mine	71,407	—	131,962	—
Canadian Malartic mine(ii)(iv)	77,595	84,303	232,241	246,268
Kittila mine	60,020	48,340	131,845	139,878
Southern Business
Pinos Altos mine	37,535	44,714	119,490	134,727
Creston Mascota mine	12,285	7,795	43,295	29,183
La India mine	17,385	26,005	62,314	73,397
Total gold (ounces)	471,161	408,976	1,263,901	1,217,787

Silver (thousands of ounces):
Northern Business
LaRonde mine	212	225	619	836
LaRonde Zone 5 mine	2	1	7	1
Lapa mine	—	—	2	1
Goldex mine	—	—	1	1
Meadowbank mine	32	35	69	144
Meliadine mine	—	—	1	—
Canadian Malartic mine(ii)(iv)	83	110	281	304
Kittila mine	1	3	9	9
Southern Business
Pinos Altos mine	576	659	1,636	1,798
Creston Mascota mine	160	59	475	226
La India mine	26	37	114	125
Total silver (thousands of ounces):	1,092	1,129	3,214	3,445

Zinc (tonnes)	4,075	1,118	10,660	6,627
Copper (tonnes)	947	1,036	2,445	3,269

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$635	$625	$690	$629
LaRonde Zone 5 mine	655	899	708	843
Lapa mine(vi)	—	1,062	—	917
Goldex mine	549	611	565	654
Meadowbank mine(vii)	1,071	702	1,002	852
Meliadine mine(viii)	746	—	776	—
Canadian Malartic mine(ii)	635	591	616	578
Kittila mine	725	814	729	878
Southern Business
Pinos Altos mine	1,013	726	825	764
Creston Mascota mine	937	1,093	663	1,007
La India mine	900	707	828	708
Weighted average total cash costs per ounce of gold produced	$723	$690	$721	$719

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$454	$514	$481	$446
LaRonde Zone 5 mine	653	897	705	842
Lapa mine(vi)	—	1,061	—	916
Goldex mine	549	611	565	654
Meadowbank mine(vii)	1,035	694	991	839
Meliadine mine(viii)	746	—	776	—
Canadian Malartic mine(ii)	615	572	597	558
Kittila mine	725	813	728	876
Southern Business
Pinos Altos mine	745	533	603	560
Creston Mascota mine	668	996	468	882
La India mine	872	685	800	682
Weighted average total cash costs per ounce of gold produced	$653	$637	$643	$647

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and nine months ended September 30, 2019 includes 33,134 and 82,562 gold ounces, respectively, which were processed prior to the achievement of commercial production at the Meliadine mine and the Amaruq satellite deposit.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter return royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine’s cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii) The Meadowbank mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2019 exclude 33,134 and 35,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii) The Meliadine mine’s cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at September 30, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$258,419	$301,826
Short-term investments	6,764	6,080
Trade receivables	8,598	10,055
Inventories	577,498	494,150
Income taxes recoverable	9,101	17,805
Equity securities	74,915	76,532
Fair value of derivative financial instruments	1,388	180
Other current assets	200,122	165,824
Total current assets	1,136,805	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	6,566,366	6,234,302
Other assets	195,742	138,297
Total assets	$8,306,705	$7,852,843

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$370,573	$310,597
Reclamation provision	8,044	5,411
Interest payable	34,395	16,531
Income taxes payable	8,784	18,671
Lease obligations	17,004	1,914
Current portion of long-term debt	360,000	—
Fair value of derivative financial instruments	678	8,325
Total current liabilities	799,478	361,449
Non-current liabilities:
Long-term debt	1,363,408	1,721,308
Lease obligations	63,743	—
Reclamation provision	416,393	380,747
Deferred income and mining tax liabilities	825,163	796,708
Other liabilities	56,870	42,619
Total liabilities	3,525,055	3,302,831

EQUITY
Common shares:
Outstanding — 239,738,554 common shares issued, less 753,566 shares held in trust	5,557,709	5,362,169
Stock options	178,712	197,597
Contributed surplus	37,254	37,254
Deficit	(933,158)	(988,913)
Other reserves	(58,867)	(58,095)
Total equity	4,781,650	4,550,012
Total liabilities and equity	$8,306,705	$7,852,843

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
REVENUES
Revenues from mining operations	$682,959	$518,683	$1,741,793	$1,653,400

COSTS, EXPENSES AND OTHER INCOME
Production(i)	316,346	276,862	872,736	875,883
Exploration and corporate development	28,227	40,939	81,029	110,098
Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
General and administrative	27,336	29,404	85,555	93,512
Finance costs	25,721	23,914	78,797	71,023
Loss (gain) on derivative financial instruments	2,378	(8,143)	(10,296)	(5,009)
Foreign currency translation (gain) loss	(1,347)	(1,056)	4,990	(666)
Other expenses (income)	1,549	(5,556)	(1,553)	(36,360)
Income before income and mining taxes	139,456	18,460	234,797	128,221
Income and mining taxes expense	62,789	1,407	93,326	61,266
Net income for the period	$76,667	$17,053	$141,471	$66,955

Net income per share — basic	$0.32	$0.07	$0.60	$0.29
Net income per share — diluted	$0.32	$0.07	$0.60	$0.29

Weighted average number of common shares (in thousands):
Basic	238,331	233,584	236,153	232,969
Diluted	240,115	235,317	237,336	234,681

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income for the period	$76,667	$17,053	$141,471	$66,955
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
Deferred income and mining taxes	36,787	(15,138)	28,104	(8,872)
Stock-based compensation	12,269	11,331	39,267	38,788
Foreign currency translation (gain) loss	(1,347)	(1,056)	4,990	(666)
Other	9,193	208	(120)	(15,293)
Adjustment for settlement of reclamation provision	(1,540)	(1,221)	(5,999)	(2,515)
Changes in non-cash working capital balances:
Trade receivables	112	4,853	1,457	3,374
Income taxes	17,087	(10,309)	(1,183)	(27,650)
Inventories	(60,043)	(76,216)	(81,074)	(38,898)
Other current assets	43,705	(4,480)	(37,495)	(57,320)
Accounts payable and accrued liabilities	70,504	53,433	122,510	73,252
Interest payable	2,546	15,256	16,558	17,513
Cash provided by operating activities	349,233	137,573	624,224	465,366

INVESTING ACTIVITIES
Additions to property, plant and mine development	(252,659)	(310,602)	(686,943)	(746,917)
Acquisition	—	—	—	(162,479)
Proceeds from sale of property, plant and mine development	634	—	2,863	35,083
Net sales (purchases) of short-term investments	135	(247)	(684)	(2,264)
Net proceeds from sale of equity securities	6,914	121	7,822	16,426
Purchases of equity securities and other investments	(853)	(1,139)	(29,731)	(8,653)
(Increase) decrease in restricted cash	—	(3)	—	812
Cash used in investing activities	(245,829)	(311,870)	(706,673)	(867,992)

FINANCING ACTIVITIES
Dividends paid	(21,979)	(21,073)	(71,221)	(63,140)
Repayment of finance lease obligations	(3,676)	(817)	(10,510)	(2,562)
Proceeds from long-term debt	80,000	—	220,000	250,000
Repayment of long-term debt	(80,000)	—	(220,000)	(250,000)
Notes issuance	—	—	—	350,000
Long-term debt financing costs	—	—	—	(2,285)
Repurchase of common shares for stock-based compensation plans	(325)	(171)	(24,395)	(26,503)
Proceeds on exercise of stock options	59,422	4,531	133,243	26,214
Common shares issued	3,807	3,578	11,584	10,474
Cash provided by (used in) financing activities	37,249	(13,952)	38,701	292,198
Effect of exchange rate changes on cash and cash equivalents	(966)	234	341	(2,295)
Net increase (decrease) in cash and cash equivalents during the period	139,687	(188,015)	(43,407)	(112,723)
Cash and cash equivalents, beginning of period	118,732	708,270	301,826	632,978
Cash and cash equivalents, end of period	$258,419	$520,255	$258,419	$520,255

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$23,344	$6,661	$59,083	$48,336
Income and mining taxes paid	$15,912	$25,031	$70,364	$96,953

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
(thousands of United States dollars)
LaRonde mine	$54,465	$46,519	$165,055	$174,363
LaRonde Zone 5 mine	10,460	6,144	28,408	6,665
Lapa mine	—	6,044	2,844	17,329
Goldex mine	20,263	19,299	59,589	58,826
Meadowbank mine	20,551	48,844	104,207	166,817
Meliadine mine	55,376	—	83,263	—
Canadian Malartic mine(i)	52,533	50,736	153,433	148,613
Kittila mine	44,447	39,142	104,080	120,617
Pinos Altos mine	34,652	33,714	95,572	103,156
Creston Mascota mine	8,544	8,327	27,382	28,204
La India mine	15,055	18,093	48,903	51,293
Production costs per the consolidated statement of income	$316,346	$276,862	$872,736	$875,883

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		91,664		88,353		245,684		262,664

Production costs	$54,465	$594	$46,519	$527	$165,055	$672	$174,363	$664
Inventory and other adjustments(iv)	3,701	41	8,724	98	4,400	18	(9,143)	(35)
Cash operating costs (co-product basis)	$58,166	$635	$55,243	$625	$169,455	$690	$165,220	$629
By-product metal revenues	(16,519)	(181)	(9,871)	(111)	(51,241)	(209)	(48,083)	(183)
Cash operating costs (by-product basis)	$41,647	$454	$45,372	$514	$118,214	$481	$117,137	$446

LaRonde Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			543				555				1,552				1,593
Production costs	$54,465			$100	$46,519		$84		$165,055			$106	$174,363			$109
Production costs (C$)	C$	72,121	C$	133	C$	60,780	C$	110	C$	219,391	C$	141	C$	222,803	C$	140
Inventory and other adjustments (C$)(v)	(6,888)		(13)		5,958		10		(26,086)		(16)		(31,362)		(20)
Minesite operating costs (C$)	C$	65,233	C$	120	C$	66,738	C$	120	C$	193,305	C$	125	C$	191,441	C$	120

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,438		3,823		44,596		8,424

Production costs	$10,460	$678	$6,144	$1,607	$28,408	$637	$6,665	$791
Inventory and other adjustments(iv)	(348)	(23)	(2,709)	(708)	3,146	71	432	52
Cash operating costs (co-product basis)	$10,112	$655	$3,435	$899	$31,554	$708	$7,097	$843
By-product metal revenues	(32)	(2)	(7)	(2)	(108)	(3)	(7)	(1)
Cash operating costs (by-product basis)	$10,080	$653	$3,428	$897	$31,446	$705	$7,090	$842

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			221				54				643				110

Production costs	$10,460		$47		$6,144		$114		$28,408		$44		$6,665		$61
Production costs (C$)	C$	13,858	C$	63	C$	8,001	C$	148	C$	37,743	C$	59	C$	8,682	C$	79
Inventory and other adjustments (C$)(v)	(484)		(3)		(3,427)		(63)		4,193		6		675		6
Minesite operating costs (C$)	C$	13,374	C$	60	C$	4,574	C$	85	C$	41,936	C$	65	C$	9,357	C$	85

Lapa Mine Per Ounce of Gold	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Produced(ii)(vi)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		—		10,464		—		26,719

Production costs	$—	$—	$6,044	$578	$2,844	$—	$17,329	$649
Inventory and other adjustments(iv)	—	—	5,066	484	(2,844)	—	7,160	268
Cash operating costs (co-product basis)	$—	$—	$11,110	$1,062	$—	$—	$24,489	$917
By-product metal revenues	—	—	(4)	(1)	—	—	(13)	(1)
Cash operating costs (by-product basis)	$—	$—	$11,106	$1,061	$—	$—	$24,476	$916

Lapa Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			—				116				—				242

Production costs	$—		$—		$6,044		$52		$2,844		$—		$17,329		$72
Production costs (C$)	C$	—	C$	—	C$	7,771	C$	67	C$	3,723	C$	—	C$	22,166	C$	92
Inventory and other adjustments (C$)(v)	—		—		6,535		56		(3,723)		—		9,196		38
Minesite operating costs (C$)	C$	—	C$	—	C$	14,306	C$	123	C$	—	C$	—	C$	31,362	C$	130

Goldex Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		37,142		31,255		105,921		89,659

Production costs	$20,263	$546	$19,299	$617	$59,589	$563	$58,826	$656
Inventory and other adjustments(iv)	131	3	(187)	(6)	262	2	(163)	(2)
Cash operating costs (co-product basis)	$20,394	$549	$19,112	$611	$59,851	$565	$58,663	$654
By-product metal revenues	(11)	—	(5)	—	(21)	—	(19)	—
Cash operating costs (by-product basis)	$20,383	$549	$19,107	$611	$59,830	$565	$58,644	$654

Goldex Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			712				616				2,101				1,914

Production costs	$20,263		$28		$19,299		$31		$59,589		$28		$58,826		$31
Production costs (C$)	C$	26,776	C$	38	C$	25,157	C$	41	C$	79,133	C$	38	C$	75,712	C$	40
Inventory and other adjustments (C$)(v)	214		—		(99)		—		455		—		225		—
Minesite operating costs (C$)	C$	26,990	C$	38	C$	25,058	C$	41	C$	79,588	C$	38	C$	75,937	C$	40

Meadowbank Mine Per Ounce of Gold	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Produced(ii)(vii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,736		68,259		96,548		189,333

Production costs	$20,551	$1,306	$48,844	$716	$104,207	$1,079	$166,817	$881
Inventory and other adjustments(iv)	(3,700)	(235)	(945)	(14)	(7,431)	(77)	(5,592)	(29)
Cash operating costs (co-product basis)	$16,851	$1,071	$47,899	$702	$96,776	$1,002	$161,225	$852
By-product metal revenues	(558)	(36)	(514)	(8)	(1,118)	(11)	(2,314)	(13)
Cash operating costs (by-product basis)	$16,293	$1,035	$47,385	$694	$95,658	$991	$158,911	$839

Meadowbank Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(viii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			364				888				1,672				2,562

Production costs	$20,551		$56		$48,844		$55		$104,207		$62		$166,817		$65
Production costs (C$)	C$	27,743	C$	76	C$	64,489	C$	73	C$	138,973	C$	83	C$	214,629	C$	84
Inventory and other adjustments (C$)(v)	(5,047)		(14)		474		—		(7,698)		(4)		(5,153)		(2)
Minesite operating costs (C$)	C$	22,696	C$	62	C$	64,963	C$	73	C$	131,275	C$	79	C$	209,476	C$	82

Meliadine Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)(ix)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		78,093		—		109,506		—

Production costs	$55,376	$709	$—	$—	$83,263	$760	$—	$—
Inventory and other adjustments(iv)	2,845	37	—	—	1,679	16	—	—
Cash operating costs (co-product basis)	$58,221	$746	$—	$—	$84,942	$776	$—	$—
By-product metal revenues	—	—	—	—	(18)	—	—	—
Cash operating costs (by-product basis)	$58,221	$746	$—	$—	$84,924	$776	$—	$—

Meliadine Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(x)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			312				—				447				—

Production costs	$55,376		$177		$—		$—		$83,263		$186		$—		$—
Production costs (C$)	C$	73,018	C$	234	C$	—	C$	—	C$	110,085	C$	246	C$	—	C$	—
Inventory and other adjustments (C$)(v)	3,790		12		—		—		2,759		6		—		—
Minesite operating costs (C$)	C$	76,808	C$	246	C$	—	C$	—	C$	112,844	C$	252	C$	—	C$	—

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(i)(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		81,573		88,602		249,554		263,868

Production costs	$52,533	$644	$50,736	$573	$153,433	$615	$148,613	$563
Inventory and other adjustments(iv)	(755)	(9)	1,632	18	347	1	3,846	15
Cash operating costs (co-product basis)	$51,778	$635	$52,368	$591	$153,780	$616	$152,459	$578
By-product metal revenues	(1,645)	(20)	(1,652)	(19)	(4,673)	(19)	(5,198)	(20)
Cash operating costs (by-product basis)	$50,133	$615	$50,716	$572	$149,107	$597	$147,261	$558

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(i)(iii)	September 30, 2019				September 30, 2018				September 30, 2019				September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			2,645				2,557				7,804				7,700

Production costs	$52,533		$20		$50,736		$20		$153,433		$20		$148,613		$19
Production costs (C$)	C$	70,590	C$	27	C$	65,891	C$	26	C$	204,182	C$	26	C$	191,194	C$	25
Inventory and other adjustments (C$)(v)	(775)		(1)		2,134		—		931		—		5,212		—
Minesite operating costs (C$)	C$	69,815	C$	26	C$	68,025	C$	26	C$	205,113	C$	26	C$	196,406	C$	25

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		61,343		49,459		130,756		139,626

Production costs	$44,447	$725	$39,142	$791	$104,080	$796	$120,617	$864
Inventory and other adjustments(iv)	33	—	1,117	23	(8,794)	(67)	1,910	14
Cash operating costs (co-product basis)	$44,480	$725	$40,259	$814	$95,286	$729	$122,527	$878
By-product metal revenues	(17)	—	(44)	(1)	(149)	(1)	(154)	(2)
Cash operating costs (by-product basis)	$44,463	$725	$40,215	$813	$95,137	$728	$122,373	$876

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		507		474		1,123		1,365

Production costs	$44,447	$88	$39,142	$83	$104,080	$93	$120,617	$88
Production costs (€)	€39,959	€79	€33,643	€71	€92,757	€83	€101,480	€74
Inventory and other adjustments (€)(v)	(259)	(1)	526	1	(8,429)	(8)	955	1
Minesite operating costs (€)	€39,700	€78	€34,169	€72	€84,328	€75	€102,435	€75

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,832		46,405		119,302		131,887

Production costs	$34,652	$995	$33,714	$727	$95,572	$801	$103,156	$782
Inventory and other adjustments(iv)	649	18	(28)	(1)	2,885	24	(2,335)	(18)
Cash operating costs (co-product basis)	$35,301	$1,013	$33,686	$726	$98,457	$825	$100,821	$764
By-product metal revenues	(9,353)	(268)	(8,969)	(193)	(26,500)	(222)	(27,019)	(204)
Cash operating costs (by-product basis)	$25,948	$745	$24,717	$533	$71,957	$603	$73,802	$560

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		519		508		1,495		1,630

Production costs	$34,652	$67	$33,714	$66	$95,572	$64	$103,156	$63
Inventory and other adjustments(v)	393	—	(104)	—	2,081	1	(2,575)	(1)
Minesite operating costs	$35,045	$67	$33,610	$66	$97,653	$65	$100,581	$62

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		9,596		8,024		41,461		28,728

Production costs	$8,544	$890	$8,327	$1,038	$27,382	$660	$28,204	$982
Inventory and other adjustments(iv)	448	47	447	55	100	3	730	25
Cash operating costs (co-product basis)	$8,992	$937	$8,774	$1,093	$27,482	$663	$28,934	$1,007
By-product metal revenues	(2,586)	(269)	(784)	(97)	(8,097)	(195)	(3,581)	(125)
Cash operating costs (by-product basis)	$6,406	$668	$7,990	$996	$19,385	$468	$25,353	$882

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		284		309		973		1,039

Production costs	$8,544	$30	$8,327	$27	$27,382	$28	$28,204	$27
Inventory and other adjustments(v)	316	1	262	1	(591)	—	372	—
Minesite operating costs	$8,860	$31	$8,589	$28	$26,791	$28	$28,576	$27

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		18,386		27,074		61,574		75,049

Production costs	$15,055	$819	$18,093	$668	$48,903	$794	$51,293	$683
Inventory and other adjustments(iv)	1,501	81	1,061	39	2,106	34	1,842	25
Cash operating costs (co-product basis)	$16,556	$900	$19,154	$707	$51,009	$828	$53,135	$708
By-product metal revenues	(526)	(28)	(606)	(22)	(1,771)	(28)	(1,982)	(26)
Cash operating costs (by-product basis)	$16,030	$872	$18,548	$685	$49,238	$800	$51,153	$682

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,102		1,426		3,998		4,677

Production costs	$15,055	$14	$18,093	$13	$48,903	$12	$51,293	$11
Inventory and other adjustments(v)	1,285	1	816	—	698	—	1,129	—
Minesite operating costs	$16,340	$15	$18,909	$13	$49,601	$12	$52,422	$11

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v) This inventory and other adjustment reflect production costs associated with the portion of production still in inventory, the addition of smelting, refining and marketing charges to production costs, and exclusion of charges not directly associated with the production of minerals.

(vi) Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine’s cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii) The Meadowbank mine’s cost calculations per ounce of gold produced for the three and nine months ended September 30, 2019 exclude 33,134 and 35,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii) The Meadowbank mine’s cost calculations per tonne for the three and nine months ended September 30, 2019 exclude 330,332 and 369,519 tonnes, respectively, which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(ix) The Meliadine mine’s cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

(x) The Meliadine mine’s cost calculations per tonne for the nine months ended September 30, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Production costs per the consolidated statements of income (thousands of United States dollars)	$316,346	$276,862	$872,736	$875,883
Adjusted gold production (ounces)(i)(ii)(iii)	443,803	421,718	1,204,902	1,215,957
Production costs per ounce of adjusted gold production	$713	$657	$724	$720
Adjustments:
Inventory and other adjustments(iv)	10	33	(3)	(1)
Total cash costs per ounce of gold produced (co-product basis)(v)	$723	$690	$721	$719
By-product metal revenues	(70)	(53)	(78)	(72)
Total cash costs per ounce of gold produced (by-product basis)(v)	$653	$637	$643	$647
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	179	139	174	157
General and administrative expenses (including stock options)	62	70	71	77
Non-cash reclamation provision and other	9	2	10	4
All-in sustaining costs per ounce of gold produced (by-product basis)	$903	$848	$898	$885
By-product metal revenues	70	53	78	72
All-in sustaining costs per ounce of gold produced (co-product basis)	$973	$901	$976	$957

Notes:

(i) Mining and processing operations at the Lapa mine ended in December 2018. Adjusted gold production for the nine months ended September 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine which were recovered as a result of final refining reconciliation.

(ii) Adjusted gold production for the three and nine months ended September 30, 2019 excludes 33,134 and 35,281 ounces of payable gold production at the Meadowbank mine, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(iii) Adjusted gold production for the nine months ended September 30, 2019 excludes 47,281 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production on May 14, 2019.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.